



ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Tida Samalapa
Executive Vice President



12g3-2(b) File No.82-4922

Ref No. CN. 126/2003

May 16, 2003



Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

CS023-4-03



KASIKORNBANK PCL
supports efforts to
protect the environment.

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3499

REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors of KASIKORNBANK PUBLIC COMPANY LIMITED
(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED):

I have reviewed the accompanying consolidated balance sheet of KASIKORNBANK PUBLIC COMPANY LIMITED and subsidiaries as at March 31, 2003 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the three-month periods ended March 31, 2003 and 2002. I have also reviewed the balance sheet of KASIKORNBANK PUBLIC COMPANY LIMITED as at March 31, 2003 and the statements of income, changes in shareholders' equity and cash flows for each of the three-month periods ended March 31, 2003 and 2002. The Bank's management are responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of bank personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in conformity with generally accepted accounting principles.

I draw attention to Note 2.3 to the financial statements. The operations of KASIKORNBANK PUBLIC COMPANY LIMITED and its subsidiaries may continue to be affected by the economic conditions in Thailand and the Asia Pacific Region in general.

I have previously audited the consolidated financial statements of KASIKORNBANK PUBLIC COMPANY LIMITED and its subsidiaries for the year ended December 31, 2002, and the financial statements of KASIKORNBANK PUBLIC COMPANY LIMITED for the same period in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated February 12, 2003. The consolidated balance sheet of the Bank and it subsidiaries and the balance sheet of the Bank as at December 31, 2002, which have been presented herein for comparative purposes, are components of those financial statements which I have audited and reported thereon. I have not performed any audit procedures subsequent to the date of that report.

Supot Singhasaneh
Certified Public Accountant
Registration No. 2826

KPMG Phoomchai Audit Ltd.
Bangkok
May 9, 2003

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

Interim Financial Statements
For the Period Ended March 31, 2003
and
Review Report of Certified Public Accountant

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

BALANCE SHEETS

	Thousand Baht			
	Consolidated		The Bank	
	March 31, 2003 (Unaudited) (Reviewed)	December 31, 2002 (Audited)	March 31, 2003 (Unaudited) (Reviewed)	December 31, 2002 (Audited)
ASSETS				
Cash	9,103,880	9,764,206	9,103,770	9,764,122
Interbank and money market items				
Domestic items				
Interest bearing	1,298,153	3,457,673	1,074,338	3,385,334
Non-interest bearing	4,147,525	4,489,525	4,150,369	4,494,664
Foreign items				
Interest bearing	114,930,039	86,532,214	114,930,039	86,532,214
Non-interest bearing	324,307	360,919	324,307	360,919
Total Interbank and Money Market Items - net	120,700,024	94,840,331	120,479,053	94,773,131
Securities purchased under resale agreements	18,306,000	18,400,000	18,306,000	18,400,000
Investments (Notes 3.4, 4.2 and 4.12)				
Current investments - net	67,288,587	72,699,392	67,208,376	72,310,121
Long-term investments - net	83,372,656	90,884,229	72,447,285	79,212,636
Investments in subsidiaries and associated companies - net	1,239,281	1,280,377	7,499,011	7,245,946
Total Investments - net	151,900,524	164,863,998	147,154,672	158,768,703
Loans and accrued interest receivables (Note 4.3)				
Loans (Notes 3.5, 3.7 and 4.4)	505,557,656	506,202,917	494,044,298	496,525,047
Accrued interest receivables	3,182,939	3,410,052	1,755,112	1,934,393
Total Loans and Accured Interest Receivables	508,740,595	509,612,969	495,799,410	498,459,440
Less Allowance for doubtful accounts (Notes 3.6 and 4.5)	(72,205,943)	(76,949,724)	(50,559,217)	(54,919,952)
Less Revaluation allowance for debt restructuring (Notes 3.7 and 4.6)	(3,476,411)	(2,755,014)	(3,372,996)	(2,647,233)
Less Normalized provisioning (Notes 3.8 and 4.7)	(1,000,000)	(800,000)	(1,000,000)	(800,000)
Total Loans and Accrued Interest Receivables - net	432,058,241	429,108,231	440,867,197	440,092,255
Properties foreclosed - net (Note 3.9)	15,159,071	15,086,828	10,894,653	11,068,608
Customers' liability under acceptances	642,708	597,096	642,708	597,096
Premises and equipment - net (Note 3.10)	22,405,430	22,394,501	21,819,060	21,801,037
Deferred tax assets (Notes 3.11 and 4.9)	14,435	14,338	-	-
Accrued income receivables	2,037,254	1,949,493	1,972,385	1,883,699
Forward exchange contract revaluation	576,795	745,643	576,795	745,643
Other assets - net (Note 3.16)	3,263,243	3,017,408	2,987,293	2,807,958
Total Assets	776,167,605	760,782,073	774,803,586	760,702,252

Pol.Gen. Pow Sarasin
Vice Chairman

Banthoon Lamsam
President

The accompanying notes are an integral part of these financial statements

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

BALANCE SHEETS

	Thousand Baht			
	Consolidated		The Bank	
	March 31, 2003 (Unaudited) (Reviewed)	December 31, 2002 (Audited)	March 31, 2003 (Unaudited) (Reviewed)	December 31, 2002 (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits				
Deposits in baht	662,078,567	649,141,061	662,401,234	649,748,042
Deposits in foreign currencies	3,094,495	2,252,107	3,094,495	2,252,107
Total Deposits	665,173,062	651,393,168	665,495,729	652,000,149
Interbank and money market items				
Domestic items				
Interest bearing	3,879,890	3,461,073	2,684,890	3,461,073
Non-interest bearing	987,346	1,788,470	987,346	1,788,470
Foreign items				
Interest bearing	762,933	258,050	762,933	258,050
Non-interest bearing	291,213	185,800	291,213	185,800
Total Interbank and Money Market Items	5,921,382	5,693,393	4,726,382	5,693,393
Liability payable on demand	2,984,539	3,422,940	2,984,539	3,422,940
Borrowings				
Long-term borrowings	48,486,158	48,555,994	48,486,158	48,555,994
Total Borrowings	48,486,158	48,555,994	48,486,158	48,555,994
Bank's liability under acceptances	642,708	597,097	642,708	597,097
Deferred tax liabilities (Notes 3.11 and 4.9)	3,857,796	4,062,197	3,857,796	4,062,197
Forward exchange contract revaluation	234,074	1,625,905	234,074	1,625,905
Accrued interest payables	3,535,356	3,030,042	3,535,356	3,030,042
Other liabilities	7,477,708	6,955,923	7,314,722	6,639,520
Total Liabilities	738,312,783	725,336,659	737,277,464	725,627,237

The accompanying notes are an integral part of these financial statements

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

BALANCE SHEETS

	Thousand Baht			
	Consolidated		The Bank	
	March 31, 2003 (Unaudited) (Reviewed)	December 31, 2002 (Audited)	March 31, 2003 (Unaudited) (Reviewed)	December 31, 2002 (Audited)
Shareholders' equity				
Share capital				
Authorized share capital				
547,345 class A preferred shares, Baht 10 par value	5,473	5,473	5,473	5,473
2,689,547,345 ordinary shares, Baht 10 par value	26,895,473	26,895,473	26,895,473	26,895,473
Issued and fully paid-up share capital				
547,345 class A preferred shares, Baht 10 par value	5,473	5,473	5,473	5,473
2,352,547,372 ordinary shares, Baht 10 par value	23,525,474	23,525,474	23,525,474	23,525,474
Premium on share capital				
Premium on preferred shares	27,367	27,367	27,367	27,367
Premium on ordinary shares	49,478,139	49,478,139	49,478,139	49,478,139
Premium on expired warrants	5,520,432	5,520,432	5,520,432	5,520,432
Appraisal surplus (Note 3.10)	6,340,845	6,367,117	6,340,845	6,367,117
Revaluation surplus (deficit) on investments (Notes 3.4 and 4.2)	2,576,306	2,773,163	2,576,306	2,773,163
Retained earnings (deficit)				
Appropriated				
Legal reserve	800,000	800,000	800,000	800,000
Other reserves	26,675,300	26,675,300	26,675,300	26,675,300
Unappropriated (deficit)	(77,423,214)	(80,097,450)	(77,423,214)	(80,097,450)
	37,526,122	35,075,015	37,526,122	35,075,015
Minority interests	328,700	370,399	-	-
Total Shareholders' Equity	37,854,822	35,445,414	37,526,122	35,075,015
Total Liabilities and Shareholders' Equity	776,167,605	760,782,073	774,803,586	760,702,252
Off-balance sheet items - contingencies (Note 4.13)				
Aval to bills and guarantees of loans	6,607,361	6,591,461	6,607,361	6,591,461
Liability under unmatured import bills	2,430,919	2,632,020	2,430,919	2,632,020
Letters of credit	10,113,657	8,875,632	10,113,657	8,875,632
Other contingencies	361,691,530	380,115,620	361,644,997	380,115,620

The accompanying notes are an integral part of these financial statements

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

(Unaudited)

(Reviewed)

	Thousand Baht			
	Consolidated		The Bank	
	2003	2002	2003	2002
Interest and dividend income (Notes 3.2 and 3.4)				
Loans	6,217,788	6,511,788	6,047,773	6,367,361
Interbank and money market items	618,256	1,068,004	617,607	1,066,760
Investments	1,488,358	1,635,835	1,184,313	1,230,402
Total Interest and Dividend Income	8,324,402	9,215,627	7,849,693	8,664,523
Interest expense (Note 3.3)				
Deposits	2,455,956	3,214,730	2,455,956	3,214,730
Interbank and money market items	67,322	119,808	63,710	119,808
Long-term borrowings	1,277,505	1,280,136	1,277,505	1,280,136
Total Interest Expense	3,800,783	4,614,674	3,797,171	4,614,674
Net income from interest and dividend	4,523,619	4,600,953	4,052,522	4,049,849
Bad debt and doubtful accounts (reversal) (Notes 3.6 and 4.5)	(3,437,436)	(1,225,633)	(3,477,042)	(1,195,112)
Loss on debt restructuring (Note 3.7)	3,552,523	1,474,367	3,477,042	1,195,112
Normalized provisions	200,000	-	200,000	-
Net income from interest and dividend after bad debt				
and doubtful accounts and loss on debt restructuring and normalized provisions	4,208,532	4,352,219	3,852,522	4,049,849
Non-interest income				
Gain on investments (Notes 3.4 and 4.2)	340,336	276,713	430,255	555,347
Share of (loss) A11profit from investments on equity method (Note 3.4)	(4,651)	(3,934)	145,583	(169,677)
Fees and service income				
Acceptances, aval and guarantees	138,343	147,406	138,343	147,406
Others	1,434,072	1,472,089	1,335,067	1,348,687
Gain on exchanges (Note 3.12)	513,331	201,614	513,331	201,614
Other income	202,593	160,001	184,548	150,528
Total Non-interest Income	2,624,024	2,253,889	2,747,127	2,233,905
Non-interest expenses				
Personnel expenses	1,269,160	1,313,672	1,227,674	1,275,382
Premises and equipment expenses (Note 3.10)	796,590	787,097	774,981	768,810
Taxes and duties	305,329	428,464	298,080	420,178
Fees and service expenses	670,190	500,470	543,753	346,869
Directors' remuneration	14,519	9,206	11,886	6,874
Loss on impairment of properties foreclosed (Note 3.9)	94,969	44,699	92,877	40,459
Contributions to Financial Institutions Development Fund	662,686	676,403	662,686	676,403
Other expenses	366,284	919,033	351,006	837,778
Total Non-interest Expenses	4,179,727	4,679,044	3,962,943	4,372,753
Income before income tax	2,652,829	1,927,064	2,636,706	1,911,001
Income tax expense (Notes 3.11 and 4.11)	(773)	(260)	(11,259)	(11,694)
Net income before minority interests	2,653,602	1,927,324	2,647,965	1,922,695
Minority interests in net income	(5,637)	(4,629)	-	-
Net income	2,647,965	1,922,695	2,647,965	1,922,695
Basic earnings per share (Baht) (Note 3.17)	1.13	0.82	1.13	0.82
Number of the weighted average number of ordinary shares (shares)	2,352,547,372	2,352,547,372	2,352,547,372	2,352,547,372

Pol.Gen. Pow Sarasin
Vice Chairman

Banthoon Lamsam
President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

(Unaudited)

(Reviewed)

	Thousand Baht							
	Consolidated							
	Issued and Fully Paid-up Share Capital	Premium on Share Capital	Premium on Expired Warrants	Appraisal Surplus	Revaluation Surplus (Deficit) on Investments	Deficit	Minority Interests	Total
Beginning balance as at December 31, 2001	23,530,947	49,505,506	5,520,432	6,515,962	1,524,877	(59,526,181)	368,689	27,440,232
Appraisal surplus	-	-	-	(28,178)	-	47,264	-	19,086
Revaluation surplus (deficit) on investments	-	-	-	-	(995,676)	-	-	(995,676)
Net gain (loss) not recognised in the statement of income	-	-	-	(28,178)	(995,676)	47,264	-	(976,590)
Net income	-	-	-	-	-	1,922,695	-	1,922,695
Minority interests	-	-	-	-	-	-	(16,757)	(16,757)
Ending balance as at March 31, 2002	23,530,947	49,505,506	5,520,432	6,487,784	529,201	(57,556,222)	351,932	28,369,580
Beginning balance as at December 31, 2002	23,530,947	49,505,506	5,520,432	6,367,117	2,773,164	(52,622,151)	370,399	35,445,414
Appraisal surplus	-	-	-	(26,272)	-	26,272	-	-
Revaluation surplus (deficit) on investments	-	-	-	-	(196,858)	-	-	(196,858)
Net gain (loss) not recognised in the statement of income	-	-	-	(26,272)	(196,858)	26,272	-	(196,858)
Net income	-	-	-	-	-	2,647,965	-	2,647,965
Minority interests	-	-	-	-	-	-	(41,699)	(41,699)
Ending balance as at March 31, 2003	23,530,947	49,505,506	5,520,432	6,340,845	2,576,306	(49,947,914)	328,700	37,854,822

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENTS OF CHANGE IN SHAREHOLDERS' EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

(Unaudited)

(Reviewed)

	Thousand Baht						
	The Bank						
	Issued and Fully Paid-up Share Capital	Premium on Share Capital	Premium on Expired Warrants	Appraisal Surplus	Revaluation Surplus (Deficit) on Investments	Deficit	Total
Beginning balance as at December 31, 2001	23,530,947	49,505,506	5,520,432	6,515,962	1,524,877	(59,526,181)	27,071,543
Appraisal surplus	-	-	-	(28,178)	-	47,264	19,086
Revaluation surplus (deficit) on investments	-	-	-	-	(995,676)	-	(995,676)
Net gain (loss) not recognised in the statement of income	-	-	-	(28,178)	(995,676)	47,264	(976,590)
Net income	-	-	-	-	-	1,922,695	1,922,695
Ending balance as at March 31, 2002	23,530,947	49,505,506	5,520,432	6,487,784	529,201	(57,556,222)	28,017,648
Beginning balance as at December 31, 2002	23,530,947	49,505,506	5,520,432	6,367,117	2,773,164	(52,622,151)	35,075,015
Appraisal surplus	-	-	-	(26,272)	-	26,272	-
Revaluation surplus (deficit) on investments	-	-	-	-	(196,858)	-	(196,858)
Net gain (loss) not recognised in the statement of income	-	-	-	(26,272)	(196,858)	26,272	(196,858)
Net income	-	-	-	-	-	2,647,965	2,647,965
Ending balance as at March 31, 2003	23,530,947	49,505,506	5,520,432	6,340,845	2,576,306	(49,947,914)	37,526,122

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

(Unaudited)

(Reviewed)

	Thousand Baht			
	Consolidated		The Bank	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	2,647,965	1,922,695	2,647,965	1,922,695
Add(Less) Adjustments to reconcile net income to net cash from operating activities				
Depreciation and amortization	388,210	402,512	378,651	394,500
Bad debt and doubtful accounts (reversal)	(3,437,436)	(1,225,633)	(3,477,042)	(1,195,112)
Loss on debt restructuring	3,552,523	1,474,367	3,477,042	1,195,112
Normalized provisions	200,000	-	200,000	-
Interest income from amortization of revaluation allowance for debt restructuring	(182,904)	(182,592)	(170,867)	(133,115)
Interest income from amortization of revaluation allowance for investment in receivables	(56,983)	(38,502)	-	-
Loss on revaluation of investments	19,143	84,536	19,143	84,536
Loss (reversal) on impairment of investments	299,112	243,321	209,193	(3,952)
Amortization of excess of fair value of assets acquired over cost of investment in subsidiary	(2,735)	(3,134)	-	-
Gain on disposal of securities for investments	(610,716)	(685,452)	(610,716)	(678,311)
Amortization of premium and discount on debt instruments	286,333	191,810	285,756	190,770
Loss on impairment of properties foreclosed	94,969	44,699	92,877	40,459
Loss on impairment of other assets	31,835	66,494	62,960	14,576
Loss (gain) on disposal of premises and equipment	195	3,073	(1,471)	3,073
Revesal on impairment of premises and equipment	(3,926)	-	-	-
Share of loss (profit) from investments on equity method	4,651	3,934	(145,583)	169,677
Dividend income from subsidiaries and associated companies	6,375	1,800	124,679	65,219
Deferred income tax	(11,355)	(11,505)	(11,259)	(11,694)
Amortization of discount on debentures	1,073	1,097	1,073	1,097
Decrease in accrued interest receivables	227,113	147,107	179,281	12,696
Increase in other accrued income	(87,761)	(535,449)	(88,686)	(536,773)
Increase in accrued interest payables	505,314	463,828	505,314	463,828
Increase in other accrued expenses	263,739	689,879	317,591	638,511
Increase in other reserves	50,000	182,947	50,000	182,947
Minority interests in net income	5,637	4,629	-	-
Net income from operations before changes in operating assets and liabilities	4,190,371	3,246,461	4,045,901	2,820,739
(Increase) decrease in operating assets				
Interbank and money market items (assets)	(25,836,447)	7,254,142	(25,682,676)	6,921,921
Securities purchased under resale agreements	94,000	(10,619,000)	94,000	(10,619,000)
Investment for trading	860,903	(1,395,535)	860,903	(1,395,535)
Loans	(3,914,783)	5,468,950	(1,588,826)	5,944,224
Properties foreclosed	767,428	370,616	660,111	346,383
Other assets	(385,336)	31,873	(340,279)	57,038

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

(Unaudited)

(Reviewed)

	Thousand Baht			
	Consolidated		The Bank	
	2003	2002	2003	2002
Increase (decrease) in operating liabilities				
Deposits	13,779,894	11,179,310	13,495,580	11,230,850
Interbank and money market items (liabilities)	227,989	(4,460,459)	(967,010)	(4,366,627)
Liabilities payable on demand	(438,401)	(691,873)	(438,401)	(691,873)
Other liabilities	(1,244,589)	577,463	(1,145,027)	678,591
Net Cash (Used in) Provided by Operating Activities	(11,898,971)	10,961,948	(11,005,724)	10,926,711
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of available for sale investments	8,401,418	10,447,505	8,401,418	10,416,416
Proceeds from redemption of held to maturity debt instruments	19,675,576	1,218,821	19,285,576	1,218,821
Proceeds from disposal of general investments	418,508	128,380	50,203	2,004
Purchase of available for sale investments	(7,317,314)	(22,626,546)	(7,317,314)	(22,626,546)
Purchase of held to maturity debt instruments	(9,134,798)	(1,580,502)	(9,055,082)	(1,415,693)
Purchase of general investments	(352,927)	(106,969)	(614,574)	(106,969)
Proceeds from disposal of premises and equipment	10,227	2,408	1,487	2,401
Purchase of premises and equipment	(414,708)	(410,323)	(406,342)	(407,759)
Net Cash Provided by (Used in) Investing Activities	11,285,982	(12,927,226)	10,345,372	(12,917,325)
CASH FLOWS FROM FINANCING ACTIVITIES				
Dividend paid to minority interests	(47,337)	(25,376)	-	-
Net Cash Used in Financing Activities	(47,337)	(25,376)	-	-
Net decrease in cash and cash equivalents	(660,326)	(1,990,654)	(660,352)	(1,990,614)
Cash and cash equivalents at beginning of the period (Notes 3.1 and 4.1)	9,764,206	12,142,514	9,764,122	12,142,412
Cash and cash equivalents at end of the period (Notes 3.1 and 4.1)	9,103,880	10,151,860	9,103,770	10,151,798
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION				
Cash paid during the period				
Interest expense	3,295,469	4,150,846	3,291,858	4,150,846
Income tax	32,460	28,085	28,920	24,801

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES)

NOTES TO INTERIM FINANCIAL STATEMENTS

MARCH 31, 2003 AND 2002 (REVIEWED)

AND DECEMBER 31, 2002 (AUDITED)

1 GENERAL INFORMATION

KASIKORNBANK PUBLIC COMPANY LIMITED ("the Bank") is a public company registered in the Kingdom of Thailand with its head office located at 1 Soi Kasikornthai, Ratburana Road, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As of March 31, 2003 and December 31, 2002, the Bank had total staffing of 9,565 persons and 9,664 persons, respectively.

The Bank registered to change it's name to "KASIKORNBANK PUBLIC COMPANY LIMITED" with the Ministry of Commerce on April 8, 2003.

2 BASIS OF FINANCIAL STATEMENT PRESENTATION AND ECONOMIC ENVIRONMENT

2.1 The consolidated and Bank-only financial statements are prepared in accordance with the regulations of the Stock Exchange of Thailand (SET), dated November 22, 1999, regarding the "Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Results of Business Operations of Listed Companies" (B.E. 2542), and with the Bank of Thailand (BoT) directive dated May 10, 2001, prescribing the forms for balance sheets and the profit and loss accounts for commercial banks; and in conformity with generally accepted accounting principles in Thailand.

The interim financial statements are presented in accordance with the Thai Accounting Standard No.41, regarding the Interim Financial Statements, and have been prepared for providing an update on the financial statements for the year ended December 31, 2002. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements, should be read in conjunction with the financial statements for the year ended December 31, 2002.

As required by Thai law and specific regulatory requirements, the Bank's financial statements have been prepared in the Thai language. They have been translated into English here for the convenience of the reader.

2.2 The Consolidated financial statements consist of KASIKORNBANK PUBLIC COMPANY LIMITED's financial statements and the following subsidiaries' financial statements:

	% Shareholding	
	March 31, 2003	December 31, 2002
Phethai Asset Management Co., Ltd. ("Phethai AMC")	99.99	99.99
Ploy Asset Management Co., Ltd. ("Ploy-AMC")	99.99	99.99
Progress Land and Buildings Co., Ltd. ("PLB")	99.99	99.99
Thai Farmers Asset Management Co., Ltd. ("TFAM")	71.42	71.42
Thai Farmers Heller Factoring Co.,Ltd.	99.99	20.00

Phethai Asset Management Company Limited ("Formerly: Thonburi Asset Management Co., Ltd."), a company registered in the Kingdom of Thailand on September 24, 1999, was approved by BoT on October 13, 1999 to also register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The Company is located at 252/6 Muang Thai – Phatra Office Tower 1, Floor 14, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets transferred from the Bank.

Ploy Asset Management Company Limited ("Formerly: Chantaburi Asset Management Co., Ltd."), a company registered in the Kingdom of Thailand on September 30, 1999, was approved by the BoT on October 13, 1999 to also register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The Company is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 5, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets purchased or transferred from Phatra Thanakit Public Company Limited under the Memorandum of Understanding (MOU) between the Financial Institution Development Fund (FIDF), Thai Farmers Bank Public Company Limited and Phatra Thanakit Public Company Limited dated September 29, 1999. Under this MOU, the management of substandard assets must be completed by December 31, 2004 and the resulting profit or loss is thereafter to be shared among the aforementioned companies and the FIDF, in accordance with the conditions set forth in the MOU.

Progress Land and Buildings Company Limited is a company registered in the Kingdom of Thailand on November 18, 1999 and located at 400/22 Thai Farmers Bank Building, Floor 16, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The Company was established to receive, manage and sell properties that have been foreclosed as well as the premises of Phatra Thanakit Public Company Limited, itself.

Thai Farmers Asset Management Company Limited is a company registered in the Kingdom of Thailand on March 18, 1992 located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 30 - 32, office No. 252/38 - 41, Ratchadaphisek Road, Huaykwang, Bangkok. The Company's main businesses are asset and fund management.

Thai Farmers Heller Factoring Company Limited (the company's name changed to "Kasikorn Factoring Company Limited" on April 17, 2003), a company registered in the Kingdom of Thailand on July 9, 1990, and located at 252 Phatra Insurance Building, Floor 1, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to furnish commercial finance services to business and currently provides service in factoring, finance lease, operating lease and hire purchase.

Significant inter-company transactions and accounts are eliminated from the consolidated financial statements.

The consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank. The financial position and results of operations of subsidiaries, which are not included in the consolidated financial statements, are presented as supplementary information in the accompanying Note 4.2 to these financial statements.

The consolidated and Bank-only financial statements include the accounts of all branches, domestic and overseas, and of the Bank's International Banking Facility. Interoffice transactions have been eliminated.

2.3 The operations of the Bank and its subsidiaries may continue to be affected for the foreseeable future by economic conditions in Thailand and the Asia Pacific Region in general. The accompanying consolidated and the Bank-only financial statements reflect the management's current assessment of the impact of current economic conditions on the financial position of the Bank and its subsidiaries. However, the actual impact may differ from the management estimates.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Cash and Cash Equivalents

Cash and cash equivalents represent cash in hand and cash items in process of collection.

3.2 Recognition of Interest Income

Interest and discount income on loans are recognized on an accrual basis, except when interest payments are in arrears for more than three months where, regardless of whether the loans are fully collateralized or not, a cash basis is then adopted.

Income from hire-purchase agreements is recognized using the sum-of-the digits method.

The Bank reverses accrued interest receivables on loans for which repayments are in arrears for more than 3 months, in compliance with BoT regulations.

The asset management subsidiaries recognize interest on investments in receivables by the effective interest yield method, calculating the net present value of expected future cash collections in conformity with the directive on Accounting Guidelines for Transfers of Financial Assets of The Institute of Certified Accountants and Auditors of Thailand.

Lease income of a subsidiary are recognized as follows:

Income from finance lease agreements is recognized on the basis of installment payment due by the effective yield method, calculated from the balance of net investments in each installment, except when installment payment are in arrears for more than six months where a cash basis is then adopted.

Income from operating lease agreements is recognized on the basis of equal monthly installment, except when installment payment are in arrears for more than six months where a cash basis is then adopted.

The other subsidiaries recognize income on an accrual basis.

3.3 Recognition of Interest Expense

Interest expense is recognized on an accrual basis.

3.4 Investments

Investments in debt instruments and marketable equity securities classified as trading investments are stated at fair value. Unrealized gains or losses arising from their revaluation are reflected in the statement of income.

Investments in debt instruments or marketable equity securities classified as available-for-sale investments are stated at fair value. Unrealized gains or losses arising from their revaluation are shown as a component of shareholders' equity and realized in the statement of income upon disposal.

Investments in debt instruments classified as held-to-maturity investments are stated at their amortized cost, after deduction of any allowance for impairment. Premiums and discounts are amortized by the effective interest yield method.

Investments in non-marketable equity securities that are not investments in subsidiaries or associated companies are stated at cost, after deduction of allowance for impairment.

Investments in receivables, which represent investments in receivables of Ploy Asset Management Company Limited are stated at cost, after deduction of allowance for impairment.

Investments in associated companies are accounted for using the equity method, so as to incorporate the Bank's share of profit (loss) and net assets in these companies in the financial statements.

In the Bank-only accounts, investments in subsidiaries are accounted for using the equity method, so as to incorporate the Bank's share of profit (loss) and net assets in these companies in the financial statements.

An impairment review of investments is carried out when there is a factor indicating that an investment might be impaired. Loss on impairment for all classifications of investment are charged to the statement of income.

Interest income from investments is recognized on an accrual basis. Dividends are recognized as income on a cash basis. Gains or losses on sales of securities are recognized in the statement of income upon disposal.

Cost of investments sold is calculated using the weighted average method.

Investments in marketable equity securities classified as trading investments and available-for-sale investments are stated at fair value based on the latest Stock Exchange of Thailand (SET) bid prices as of the end of the period.

Investments in marketable unit trusts classified as trading investments and available-for-sale investments are stated at fair value based on net asset value as of the end of the period.

Investments in government securities and state enterprise securities guaranteed by the government, and classified as trading investments or available-for-sale investments, are stated at the fair value based on the Thai Bond Dealing Center Government Bond Yield Curve as of the end of the period. State enterprise securities not guaranteed by the government and private debt instruments are stated at the fair value based on bid prices from the Thai Bond Dealing Center as of the end of the period, if available, otherwise the Government Bond Yield of the same period from the Thai Bond Dealing Center, adjusted by an appropriate risk premium, is used.

3.5 Loans

Loans represent only principal amounts, except in cases of loans effected through overdraft agreements. Unearned discounts received in advance are presented as deductions from loans.

3.6 Allowance for Doubtful Accounts

Allowance for doubtful accounts is determined through methods based on the BoT's regulations, the Bank's analysis of each loan, and an appraisal of the financial standing of each borrower, taking into consideration the Bank's experience in loan risk and collateral value.

In accordance with the regulations of the BoT, the Bank and its asset management companies categorize their loan portfolios into six categories and set minimum reserves based on these categories (Note 4.5). The period that a loan is past due is the principal criteria used in classifying a loan. The maximum collateral value used in calculating the required allowance for doubtful accounts is based on the type of collateral and the date of the most recent valuation. Allowance for normal and special mention loans are provided for based on the outstanding debt before deduction of collateral value.

Allowance for doubtful accounts is charged as an expense in each accounting period.

Bad debts written off or recovered are recorded as charges or credits, respectively, to the allowance for doubtful accounts.

3.7 Restructuring of Troubled Debt

Foreclosed assets acquired from troubled debt restructuring are recorded at fair value. Where restructuring a loan involves modification of its terms, the present value of the expected future cash collections is calculated by using discount rates equivalent to the market rates of interest at the time of restructuring. The difference between the present value of the future cash flows expected to be received and the outstanding balances of investment in the loans is recorded in the revaluation allowance for debt restructuring. This revaluation allowance for debt restructuring is amortized to the statement of income according to the amounts received over the remaining period of the debt-restructuring contracts.

3.8 Normalized Provisioning

The Bank has begun to set aside normalized provisions above the current level of allowance for doubtful accounts to accommodate unforeseen losses. The Bank will set aside normalized provisions of approximately 0.5 percent of all normal and non-performing loans. Normalized provisioning will be gradually accumulated on a quarterly basis starting from the quarter ended June 30, 2002, until achieving the above target.

Normalized provisioning is charged as an expense in each accounting year.

3.9 Properties Foreclosed

Properties foreclosed are stated at the lower of cost or market value. The market value is estimated by using the latest appraisal value after deduction of estimated disposal expenses and holding costs.

Losses on impairment are charged to the statement of income. Gains or losses on disposal of properties foreclosed are recorded as other income or expenses upon disposal.

3.10 Premises and Equipment and Depreciation

Land is stated at revalued cost. Buildings are stated at revalued cost less accumulated depreciation. The revaluation surplus of land and buildings is shown as a component of shareholders' equity. When surpluses arising from the revaluation of fixed assets are realized, the Bank transfers these directly to retained earnings.

Equipment is stated at cost less accumulated depreciation.

Depreciation on buildings acquired before July 1996 is computed using the declining-balance method at the annual rate of 4 - 5% on cost. Depreciation on buildings acquired after July 1996 is computed using the straight-line method on the acquisition cost at an annual rate of 3.33%.

Depreciation on the revalued incremental cost of buildings is computed using the same method and the same rate as for acquisition cost.

Depreciation on equipment is computed using the straight-line method on the acquisition cost at an annual rate of 12.5 - 20.0%.

Gains or losses on disposal of premises and equipment are recorded as other income or expenses upon disposal.

3.11 Income Tax and Deferred Income Tax

Tax expense comprises current tax expense and deferred tax expense.

Current tax expense is the amount of income tax payable on the annual taxable profit.

Income tax recoverable in the future resulting from temporary differences between the carrying amount of an asset or liability and its tax base value is recorded as a deferred tax asset only to the extent of the amount expected to be realized in the future.

All income tax payable in the future resulting from temporary differences between the carrying amount of an asset or liability and its tax base is recorded as a deferred tax liability.

3.12 Translation of Foreign Currencies

Assets, liabilities and forward contracts denominated in foreign currencies are translated into Baht at the rates of exchange prevailing on the dates of transactions. Assets, liabilities and forward contracts denominated in foreign currencies at the end of the period are translated into Baht at the reference rate announced by the BoT on that date.

Exchange gains or losses on translation and on transactions in foreign currencies are included in revenues and expenses for the period.

3.13 Derivatives

Forward Exchange Contracts

For hedging transactions, the difference between the forward rate and the spot rate on the date of a forward exchange contract is amortized to the statement of income over the period of the contract.

Trading transactions are carried at their fair value. Gains or losses resulting from changes in fair values are included in revenue and expenses.

Cross Currency Swaps and Interest Rate Swaps

The accounting for these derivative transactions depends on their purpose:

1. Hedging of the Bank's Exposure to Financial Risks

   Derivative contracts are recorded off-balance sheet. Revenues, expenses and gains or losses resulting from changes in the fair value of contracts are recognized in accordance with the standard accounting treatment for revenues, expenses, gains or losses on underlying assets, liabilities or other financial obligations as follows:

   Where gains or losses on the underlying transactions are recorded at fair value, losses or gains on derivative transactions used as a hedge will be recognized at fair value throughout the corresponding hedging period.

   Where gains or loss on the underlying transactions are recorded on an accrual basis, losses or gains on derivative transactions used as a hedge will also be recognized on an accrual basis over the period of the contracts.

2. Trading

   Mark-to-market accounting is applied to trading transactions. Hence, traded derivative transactions are carried at their fair value. Gains or losses resulting from changes in fair values are included in revenue and expenses.

3.14 Staff Retirement Fund

Staff members are entitled to retirement pay upon termination of employment depending upon length of service and other conditions. It is management's policy to contribute an appropriate amount to the Fund each period.

3.15 Provident Fund

The Bank established a provident fund under the Provident Fund Act (B.E. 2530), and registered this Fund with the Ministry of Finance on August 16, 1994.

According to the Fund's articles, every employee is entitled to apply for membership, and each member must contribute to the Fund at the rate of 3% of their basic salary, while the Bank contributes an additional 3.0 - 4.5% upon termination of employment. Employees are entitled to receive this benefit upon termination of employment except when terminated "without compensation".

3.16 Excess in Fair Value of Assets Acquired over the Cost of Investment in Subsidiaries

Excess in fair value of assets acquired over the cost of investment in TFAM at the time of acquisition in 1998 presented net of other assets in the consolidated financial statement is recognized as income over a period of ten years.

3.17 Basic Earnings per Share

Basic earnings per share is computed by dividing net income by the number of ordinary shares outstanding at the end of the period.

There is no diluting effect on earnings per share that might result from an assumed exercise of warrants and convertible preferred shares.

3.18 Use of Accounting Estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires the Bank and its subsidiaries to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

4 SUPPLEMENTARY INFORMATION

4.1 Supplementary Information Related to Cash Flows

4.1.1 Non-cash items are as follows:

The Bank and its subsidiaries have provided for revaluation surpluses (deficits) on investments presented as a deduction in shareholders' equity for the 3 months ended March 31, as follows:

(Million Baht)

	Consolidated and The Bank	
	2003	2002
Revaluation surplus (deficit) on investments	196.9	(995.7)

For the three-month periods ended March 31, 2003 and 2002, the Bank recorded the realized portion of appraised surplus on building depreciation amounting to Baht 26.3 million and Baht 47.3 million, respectively, by transferring these entries directly to retained earnings.

For the three-month periods ended March 31, 2003 and 2002, the Bank and its subsidiaries received properties foreclosed transferred from debt settlement amounting to Baht 922.8 million and Baht 393.3 million respectively on a consolidated basis and Baht 579.0 million and Baht 234.7 million respectively for the Bank-only.

For the three-month periods ended March 31, 2003 and 2002, the Bank transferred sub-quality assets to Thai Assets Management Corporation (TAMC) and has the right to receive non-transferable promissory notes from TAMC, which

has been included in investments as held-to-maturity debt instruments amounting to Baht 3.2 million and Baht 299.7 million respectively.(Note 4.3)

4.2 Investments

Investments consisted of:

(Million Baht)

	Consolidated March 31, 2003			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	6,417.1	1.5	(11.2)	6,407.4
1.1.2 Private enterprises debt instruments	79.4	0.7	-	80.1
Total	6,496.5	2.2	(11.2)	6,487.5
Less Allowance for revaluation	(9.0)			-
Total	6,487.5			6,487.5
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	25,878.5	1,770.8	(1.6)	27,647.7
1.2.2 Private enterprises debt instruments	3,161.7	9.2	-	3,170.9
1.2.3 Foreign debt instruments	4,882.2	64.7	(12.9)	4,934.0
1.2.4 Marketable equity securities - domestic	1,077.5	411.7	(467.0)	1,022.2
1.2.5 Others	213.5	7.8	(70.0)	151.3
Total	35,213.4	2,264.2	(551.5)	36,926.1
Add Allowance for revaluation	2,217.1			-
Less Allowance for impairment	(504.4)			-
Total	36,926.1			36,926.1
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	11,109.3	43.0	-	11,152.3
1.3.2 Foreign debt instruments	12,816.4	51.8	(65.1)	12,803.1
Total	23,925.7	94.8	(65.1)	23,955.4
Less Allowance for impairment	(50.7)			-
Total	23,875.0			23,955.4
Total Current Investments - net	67,288.6			67,369.0

(Million Baht)

	Consolidated March 31, 2003			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	28,116.1	958.8	-	29,074.9
2.1.2 Private enterprises debt instruments	2,114.2	57.6	(4.7)	2,167.1
2.1.3 Foreign debt instruments	12,347.7	221.8	(28.5)	12,541.0
2.1.4 Marketable equity securities - domestic	536.2	302.9	(163.4)	675.7
Total	43,114.2	1,541.1	(196.6)	44,458.7
Add Allowance for revaluation	1,499.3			-
Less Allowance for impairment	(154.8)			-
Total	44,458.7			44,458.7
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	23,364.0	1,066.4	-	24,430.4
2.2.2 Private enterprises debt instruments	1,603.7	0.3	(1,179.5)	424.5
2.2.3 Foreign debt instruments	2,123.6	22.1	(16.4)	2,129.3
Total	27,091.3	1,088.8	(1,195.9)	26,984.2
Less Allowance for impairment	(1,189.8)			-
Total	25,901.5			26,984.2
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	3,774.4	-	(1,381.7)	2,392.7
2.3.2 Non-marketable equity securities -overseas	419.1	-	(323.1)	96.0
2.3.3 Investments in receivables	13,412.3	-	(2,888.5)	10,523.8
Total	17,605.8	-	(4,593.3)	13,012.5
Less Allowance for impairment	(4,593.3)			-
Total	13,012.5			13,012.5
Total Long-term Investments - net	83,372.7			84,455.4

(Million Baht)

	Consolidated			
	December 31, 2002			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	6,978.4	10.1	(0.1)	6,988.4
1.1.2 Private enterprises debt instruments	-	-	-	-
Total	6,978.4	10.1	(0.1)	6,988.4
Add Allowance for revaluation	10.0			-
Total	6,988.4			6,988.4
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	22,982.4	1,685.7	(0.6)	24,667.5
1.2.2 Private enterprises debt instruments	2,955.6	29.0	-	2,984.6
1.2.3 Foreign debt instruments	3,297.8	145.5	(303.7)	3,139.6
1.2.4 Marketable equity securities - domestic	1,165.9	514.2	(477.5)	1,202.6
1.2.5 Others	213.5	7.0	(70.0)	150.5
Total	30,615.2	2,381.4	(851.8)	32,144.8
Add Allowance for revaluation	2,060.2			-
Less Allowance for impairment	(530.6)			-
Total	32,144.8			32,144.8
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	22,521.6	88.8	(1.3)	22,609.1
1.3.2 Foreign debt instruments	11,044.6	21.0	-	11,065.6
Total	33,566.2	109.8	(1.3)	33,674.7
Less Allowance for impairment	-			-
Total	33,566.2			33,674.7
Total Current Investments - net	72,699.4			72,807.9

(Million Baht)

	Consolidated			
	December 31, 2002			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	30,207.9	911.2	-	31,119.1
2.1.2 Private enterprises debt instruments	2,777.9	104.2	(5.1)	2,877.0
2.1.3 Foreign debt instruments	15,286.8	754.6	(6.2)	16,035.2
2.1.4 Marketable equity securities - domestic	546.9	295.0	(162.3)	679.6
Total	48,819.5	2,065.0	(173.6)	50,710.9
Add Allowance for revaluation	2,046.2			-
Less Allowance for impairment	(154.8)			-
Total	50,710.9			50,710.9
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	23,359.7	1,042.5	-	24,402.2
2.2.2 Private enterprises debt instruments	1,604.7	1.0	(1,179.5)	426.2
2.2.3 Foreign debt instruments	3,055.6	86.5	(79.9)	3,062.2
Total	28,020.0	1,130.0	(1,259.4)	27,890.6
Less Allowance for impairment	(1,252.6)			-
Total	26,767.4			27,890.6
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	3,422.5	-	(1,381.5)	2,041.0
2.3.2 Non-marketable equity securities -overseas	419.0	-	(323.0)	96.0
2.3.3 Investments in receivables	14,209.8	-	(2,940.9)	11,268.9
Total	18,051.3	-	(4,645.4)	13,405.9
Less Allowance for impairment	(4,645.4)			-
Total	13,405.9			13,405.9
Total Long-term Investments - net	90,884.2			92,007.4

(Million Baht)

	The Bank			
	March 31, 2003			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	6,417.1	1.5	(11.2)	6,407.4
1.1.2 Private enterprises debt instruments	79.4	0.7	-	80.1
Total	6,496.5	2.2	(11.2)	6,487.5
Less Allowance for revaluation	(9.0)			-
Total	6,487.5			6,487.5
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	25,878.5	1,770.8	(1.6)	27,647.7
1.2.2 Private enterprises debt instruments	3,161.7	9.2	-	3,170.9
1.2.3 Foreign debt instruments	4,882.2	64.7	(12.9)	4,934.0
1.2.4 Marketable equity securities - domestic	1,077.5	411.7	(467.0)	1,022.2
1.2.5 Others	213.5	7.8	(70.0)	151.3
Total	35,213.4	2,264.2	(551.5)	36,926.1
Add Allowance for revaluation	2,217.1			-
Less Allowance for impairment	(504.4)			-
Total	36,926.1			36,926.1
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	11,029.1	43.0	-	11,072.1
1.3.2 Foreign debt instruments	12,816.4	51.8	(65.1)	12,803.1
Total	23,845.5	94.8	(65.1)	23,875.2
Less Allowance for impairment	(50.7)			-
Total	23,794.8			23,875.2
Total Current Investments - net	67,208.4			67,288.8

(Million Baht)

	The Bank			
	March 31, 2003			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	28,116.1	958.8	-	29,074.9
2.1.2 Private enterprises debt instruments	2,114.2	57.6	(4.7)	2,167.1
2.1.3 Foreign debt instruments	12,347.7	221.8	(28.5)	12,541.0
2.1.4 Marketable equity securities - domestic	526.7	300.7	(158.4)	669.0
Total	43,104.7	1,538.9	(191.6)	44,452.0
Add Allowance for revaluation	1,502.1			-
Less Allowance for impairment	(154.8)			-
Total	44,452.0			44,452.0
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	23,177.6	1,060.2	-	24,237.8
2.2.2 Private enterprises debt instruments	1,488.0	0.3	(1,121.7)	366.6
2.2.3 Foreign debt instruments	2,123.6	22.1	(16.4)	2,129.3
Total	26,789.2	1,082.6	(1,138.1)	26,733.7
Less Allowance for impairment	(1,132.0)			-
Total	25,657.2			26,733.7
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	3,513.4	-	(1,271.3)	2,242.1
2.3.2 Non-marketable equity securities -overseas	419.1	-	(323.1)	96.0
Total	3,932.5	-	(1,594.4)	2,338.1
Less Allowance for impairment	(1,594.4)			-
Total	2,338.1			2,338.1
Total Long-term Investments - net	72,447.3			73,523.8

(Million Baht)

	The Bank			
	December 31, 2002			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	6,978.4	10.1	(0.1)	6,988.4
1.1.2 Private enterprises debt instruments	-	-	-	-
Total	6,978.4	10.1	(0.1)	6,988.4
Add Allowance for revaluation	10.0			-
Total	6,988.4			6,988.4
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	22,982.4	1,685.7	(0.6)	24,667.5
1.2.2 Private enterprises debt instruments	2,955.6	29.0	-	2,984.6
1.2.3 Foreign debt instruments	3,297.8	145.5	(303.7)	3,139.6
1.2.4 Marketable equity securities domestic	1,165.9	514.2	(477.5)	1,202.6
1.2.5 Others	213.5	7.0	(70.0)	150.5
Total	30,615.2	2,381.4	(851.8)	32,144.8
Add Allowance for revaluation	2,060.2			-
Less Allowance for impairment	(530.6)			-
Total	32,144.8			32,144.8
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	22,132.3	88.7	(1.3)	22,219.7
1.3.2 Foreign debt instruments	11,044.6	21.0	-	11,065.6
Total	33,176.9	109.7	(1.3)	33,285.3
Less Allowance for impairment	-			-
Total	33,176.9			33,285.3
Total Current Investments - net	72,310.1			72,418.5

(Million Baht)

	The Bank			
	December 31, 2002			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	30,207.9	911.2	-	31,119.1
2.1.2 Private enterprises debt instruments	2,777.9	104.2	(5.1)	2,877.0
2.1.3 Foreign debt instruments	15,286.8	754.6	(6.2)	16,035.2
2.1.4 Marketable equity securities - domestic	537.4	293.2	(156.8)	673.8
Total	48,810.0	2,063.2	(168.1)	50,705.1
Add Allowance for revaluation	2,049.9			-
Less Allowance for impairment	(154.8)			-
Total	50,705.1			50,705.1
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	23,171.5	1,036.9	-	24,208.4
2.2.2 Private enterprises debt instruments	1,489.0	1.0	(1,121.7)	368.3
2.2.3 Foreign debt instruments	3,055.6	86.5	(79.9)	3,062.2
Total	27,716.1	1,124.4	(1,201.6)	27,638.9
Less Allowance for impairment	(1,194.8)			-
Total	26,521.3			27,638.9
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	3,161.6	-	(1,271.4)	1,890.2
2.3.2 Non-marketable equity securities -overseas	419.0	-	(323.0)	96.0
Total	3,580.6	-	(1,594.4)	1,986.2
Less Allowance for impairment	(1,594.4)			-
Total	1,986.2			1,986.2
Total Long-term Investments - net	79,212.6			80,330.2

As of March 31, 2003 and December 31, 2002, investments in held-to-maturity debt instruments, which are government or state enterprises securities, include promissory notes from TAMC of Baht 9,870.5 million and Baht 9,619.2 million, respectively, and the right to receive promissory notes from TAMC of Baht 269.0 milllion and Baht 516.8 million, respectively.

Gains on investments presented in the statement of income for the three- month periods ended March 31, consist of:

(Million Baht)

	Consolidated		The Bank	
	2003	2002	2003	2002
Gains on disposal of investments				
Held for trading investments	62.9	31.9	62.9	31.9
Available-for-sale investments	1,036.6	796.9	1,036.6	789.8
Total	1,099.5	828.8	1,099.5	821.7
Losses on disposal of investments				
Held for trading investments	(15.1)	(74.3)	(15.1)	(74.3)
Available-for-sale investments	(425.9)	(111.5)	(425.9)	(111.5)
Total	(441.0)	(185.8)	(441.0)	(185.8)
Losses from revaluation	(19.0)	(84.5)	(19.0)	(84.5)
(Losses) reversal on impairment	(299.2)	(281.8)	(209.2)	3.9
Total Gains on Investments	340.3	276.7	430.3	555.3

Revaluation surpluses (deficits) on investments consisted of:

(Million Baht)

	Consolidated		The Bank	
	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
Revaluation surplus (deficit) on investments				
Debt instruments	3,045.4	3,324.9	3,045.4	3,324.9
Equity securities	671.0	781.5	673.8	785.2
Share of revaluation surplus (deficit) in subsidiaries and associated companies using the equity method	0.2	0.2	(2.6)	(3.5)
Less Deferred tax liabilities	(1,140.3)	(1,333.4)	(1,140.3)	(1,333.4)
Total	2,576.3	2,773.2	2,576.3	2,773.2

A maturity analysis for debt instruments resulted in the following:

(Million Baht)

	Consolidated							
	March 31, 2003				December 31, 2002			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	2,492.4	38,874.7	12,627.5	53,994.6	2,598.4	36,134.7	14,457.2	53,190.3
1.2 Private enterprise debt instruments	2,660.5	2,615.4	-	5,275.9	2,705.6	3,027.9	-	5,733.5
1.3 Foreign debt instruments	3,745.3	11,603.4	1,881.2	17,229.9	2,331.7	14,555.7	1,697.2	18,584.6
Total	8,898.2	53,093.5	14,508.7	76,500.4	7,635.7	53,718.3	16,154.4	77,508.4
Add(Less)Allowance for revaluation	34.2	2,016.5	984.5	3,035.2	(149.7)	2,138.0	1,336.6	3,324.9
Less Allowance for impairment	(10.2)	-	-	(10.2)	(10.3)	-	-	(10.3)
Total	8,922.2	55,110.0	15,493.2	79,525.4	7,475.7	55,856.3	17,491.0	80,823.0
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	11,109.3	13,224.5	10,139.5	34,473.3	22,521.6	13,223.7	10,136.0	45,881.3
2.2 Private enterprise debt instruments	-	20.7	1,583.0	1,603.7	583.0	21.7	1,000.0	1,604.7
2.3 Foreign debt instruments	12,816.4	2,123.6	-	14,940.0	11,044.6	3,055.6	-	14,100.2
Total	23,925.7	15,368.8	11,722.5	51,017.0	34,149.2	16,301.0	11,136.0	61,586.2
Less Allowance for impairment	(50.7)	(14.4)	(1,175.4)	(1,240.5)	(583.0)	(77.2)	(592.4)	(1,252.6)
Total	23,875.0	15,354.4	10,547.1	49,776.5	33,566.2	16,223.8	10,543.6	60,333.6
Total Debt Instruments	32,797.2	70,464.4	26,040.3	129,301.9	41,041.9	72,080.1	28,034.6	141,156.6

(Million Baht)

	The Bank							
	March 31, 2003				December 31, 2002			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	2,492.4	38,874.7	12,627.5	53,994.6	2,598.4	36,134.7	14,457.2	53,190.3
1.2 Private enterprise debt instruments	2,660.5	2,615.4	-	5,275.9	2,705.6	3,027.9	-	5,733.5
1.3 Foreign debt instruments	3,745.3	11,603.4	1,881.2	17,229.9	2,331.7	14,555.7	1,697.2	18,584.6
Total	8,898.2	53,093.5	14,508.7	76,500.4	7,635.7	53,718.3	16,154.4	77,508.4
Add(Less)Allowance for revaluation	34.2	2,016.5	984.5	3,035.2	(149.7)	2,138.0	1,336.6	3,324.9
Less Allowance for impairment	(10.2)	-	-	(10.2)	(10.3)	-	-	(10.3)
Total	8,922.2	55,110.0	15,493.2	79,525.4	7,475.7	55,856.3	17,491.0	80,823.0
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	11,029.1	13,038.1	10,139.5	34,206.7	22,132.3	13,035.5	10,136.0	45,303.8
2.2 Private enterprise debt instruments	-	20.7	1,467.3	1,488.0	583.0	21.7	884.3	1,489.0
2.3 Foreign debt instruments	12,816.4	2,123.6	-	14,940.0	11,044.6	3,055.6	-	14,100.2
Total	23,845.5	15,182.4	11,606.8	50,634.7	33,759.9	16,112.8	11,020.3	60,893.0
Less Allowance for impairment	(50.7)	(14.4)	(1,117.6)	(1,182.7)	(583.0)	(77.2)	(534.6)	(1,194.8)
Total	23,794.8	15,168.0	10,489.2	49,452.0	33,176.9	16,035.6	10,485.7	59,698.2
Total Debt Instruments	32,717.0	70,278.0	25,982.4	128,977.4	40,652.6	71,891.9	27,976.7	140,521.2

Investments held by the Bank and its subsidiaries in financial institutions that were closed on December 8, 1997, or investments in listed companies which meet SET's criteria for delisting, and are in default on debt instruments, or companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting are as follows:

(Million Baht)

	Consolidated						
	March 31, 2003						
	Cost Value / Book Value			Fair Value			
	Investments in Receivables	Equity Securities	Debt Instruments	Investments in Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1.0	130.5	-	-	-	(131.5)
2. Listed companies which meet SET's criteria for delisting, and are in defalt on debt instruments	10.4	96.1	671.4	10.3	8.3	14.8	(744.4)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	1,199.1	784.9	-	34.6	392.4	(1,556.9)
Total	10.4	1,296.2	1,586.8	10.3	42.9	407.2	(2,432.8)

(Million Baht)

	Consolidated						
	December 31, 2002						
	Cost Value / Book Value			Fair Value			
	Investments in Receivables	Equity Securities	Debt Instruments	Investments in Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1.0	130.5	-	-	-	(131.5)
2. Listed companies which meet SET's criteria for delisting and are in default on debt instruments	19.9	96.1	672.3	19.7	8.2	15.7	(744.7)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	1,199.0	784.9	-	34.6	392.4	(1,556.9)
Total	19.9	1,296.1	1,587.7	19.7	42.8	408.1	(2,433.1)

(Million Baht)

	The Bank				
	March 31, 2003				
	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	1.0	130.5	-	-	(131.5)
2. Listed companies which meet SET's criteria for delisting and are in default on debt instruments	96.1	671.4	8.3	14.8	(744.5)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	1,199.1	669.2	34.6	334.6	(1,499.1)
Total	1,296.2	1,471.1	42.9	349.4	(2,375.1)

(Million Baht)

	The Bank				
	December 31, 2002				
	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	1.0	130.5	-	-	(131.5)
2. Listed companies which meet SET's criteria for delisting and are in default on debt instruments	96.1	672.3	8.2	15.7	(744.5)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	1,199.0	669.2	34.6	334.6	(1,499.0)
Total	1,296.1	1,472.0	42.8	350.3	(2,375.0)

The Bank has provided an allowance for impairment in value of these investments and this is reflected in the statement of income.

Investments in debt instruments of closed financial institutions with total carrying value of Baht 137.5 million were exchanged for certificates of deposit with total face value of Baht 139.0 million issued by Krung Thai Bank Public Company Limited on behalf of the Financial Institutions Development Fund. The maturity date of these certificates of deposit is five years and interest is payable annually at a fixed rate of 2% per annum. The fair value of the certificates of deposit on the date of exchange amounted to Baht 91.0 million.

Investments in ordinary share of subsidiaries and associated companies are as follows:

(Million Baht)

	Type of Business	% Shareholding		Consolidated Investments				Bank Investments			
				Cost method		Equity method		Cost method		Equity method	
		March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
Phethai Asset Management Co., Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	5,998.3	5,998.3	1,941.8	1,961.4
Ploy Asset Management Co., Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	4,999.9	4,999.9	2,135.3	1,998.5
Thai Farmers Research Center Co., Ltd.	Service	99.99%	99.99%	2.5	2.5	34.2	35.1	2.5	2.5	34.2	35.1
Progress Land and Buildings Co., Ltd.	Property Development	99.99%	99.99%	-	-	-	-	1,700.0	1,700.0	1,363.6	1,357.8
Kanpai Co., Ltd.	Service	99.99%	99.99%	21.3	21.3	50.5	47.8	21.3	21.3	50.5	47.8
Progress Plus Co., Ltd.	Service	99.99%	99.99%	3.6	3.6	12.8	11.3	3.6	3.6	12.8	11.3
Thai Farmers Heller Factoring Co., Ltd.	Lending	99.99%	20.00%	-	24.6	-	52.5	237.1	24.6	265.6	52.5
Progress Facilities Management Co., Ltd.	Service	99.98%	99.98%	5.0	5.0	10.8	9.0	5.0	5.0	10.8	9.0
Progress Services Co., Ltd.	Service	99.97%	99.97%	2.0	2.0	8.4	5.2	2.0	2.0	8.4	5.2
Progress Management Co., Ltd.	Service	99.93%	99.93%	6.0	6.0	9.4	9.7	6.0	6.0	9.4	9.7
Progress Storage Co., Ltd.	Service	99.92%	99.92%	3.0	3.0	5.6	4.1	3.0	3.0	5.6	4.1
Progress Appraisal Co., Ltd.	Service	99.84%	99.84%	5.0	5.0	51.4	48.0	5.0	5.0	51.4	48.0

(Million Baht)

	Type of Business	% Shareholding		Consolidated Investments Cost method		Consolidated Investments Equity method		The Bank Investments Cost method		The Bank Investments Equity method	
		March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
Thai Farmers Asset Management Co., Ltd.	Mutual Fund Management	71.42%	71.42%	-	-	-	-	683.3	683.3	553.4	647.9
Progress Software Co., Ltd.	Service	60.00%	60.00%	6.0	6.0	29.3	29.5	6.0	6.0	29.3	29.5
Thai Administration Services Co., Ltd.	Service	51.00%	51.00%	51.0	51.0	54.9	60.9	51.0	51.0	54.9	60.9
Merrill Lynch Phatra Securities Co., Ltd.	Securities	49.00%	49.00%	1,935.5	1,935.5	1,460.1	1,476.4	1,935.5	1,935.5	1,460.1	1,476.4
Processing Center Co., Ltd.	Service	30.00%	30.00%	3.0	3.0	133.8	127.0	3.0	3.0	133.8	127.0
N.C. Associate Co., Ltd.	Manufacturing	28.23%	28.23%	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3
Rural Capital Partners Co., Ltd.	Venture Capital	27.50%	27.50%	2.3	2.3	2.9	2.7	2.3	2.3	2.9	2.7
Progress Information Co., Ltd.	Service	20.00%	20.00%	14.5	14.5	4.5	4.6	14.5	14.5	4.5	4.6
M. Grand Hotel Co., Ltd.	Hotel	20.00%	20.00%	355.1	355.1	198.6	203.3	355.1	355.1	198.6	203.3
E.S. Industries Co., Ltd. (allowance for diminution in value has been fully provided)	Industry	20.00%	20.00%	11.0	11.0	11.0	11.0	11.0	11.0	11.0	11.0
Total				2,427.1	2,451.7	2,078.5	2,138.4	16,045.7	15,833.2	8,338.2	8,104.0
Less Allowance for impairment				(1,442.8)	(1,442.8)	(839.2)	(858.0)	(4,394.6)	(4,394.6)	(839.2)	(858.0)
Investments in subsidiaries and associated companies - net				984.3	1,008.9	1,239.3	1,280.4	11,651.1	11,438.6	7,499.0	7,246.0

The recording of investments in subsidiaries and associated companies using the equity method in the financial statements is based on financial information obtained from financial statements audited or reviewed in accordance with standards established by The Institute of Certified Accountants and Auditors of Thailand and from management information that has not been audited or reviewed by the auditors in accordance with standards established by The Institute of Certified Accountants and Auditors of Thailand.

Investments held by the Bank and its subsidiaries, that comprise less than 10% of those companies' shares and not investments in subsidiaries and associated companies, classified by industry are as follows:

(Million Baht)

	Consolidated		The Bank	
	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
Manufacturing and commerce	284.9	316.9	284.9	316.9
Property development and construction	1,428.9	1,093.9	1,428.9	1,093.9
Infrastructure and services	6.3	6.8	1.3	1.3
Others	548.9	570.5	548.9	570.5
Total	2,269.0	1,988.1	2,264.0	1,982.6

The financial position and results of operations of its subsidiaries in the consolidated financial statement are set out below:

Phethai Asset Management Company Limited

(Formerly: Thonburi Asset Management Company Limited)

Condensed Balance Sheets

	Thousand Baht	
	March 31, 2003	December 31, 2002
	(Unaudited)	(Audited)
	(Reviewed)	
ASSETS		
Cash	10	5
Interbank and money market items	36,435	317,358
Investments in receivables - net	17,629,215	18,320,106
Properties foreclosed - net	407,958	383,867
Equipment - net	20,338	21,404
Other assets - net	14,973	13,370
Total Assets	18,108,929	19,056,110
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Interbank and money market items	16,060,000	16,850,000
Other liabilities	107,089	244,727
Shareholders' Equity	1,941,840	1,961,383
Total Liabilities and Shareholders' Equity	18,108,929	19,056,110

Phethai Asset Management Company Limited

(Formerly: Thonburi Asset Management Company Limited)

Condensed Statements of Income

For the Three-Month Periods Ended March 31, 2003 and 2002

(Unaudited)

(Reviewed)

	Thousand Baht	
	2003	2002
Interest income	280,402	349,132
Interest expense	71,083	115,864
Net income from interest	209,319	233,268
Loss (reversal) on impairment of investments in receivables	39,106	(30,521)
Loss on debt restructuring of investments in receivables	75,481	279,255
Net income (expense) from interest after loss on impairment and loss on debt restructuring of investments in receivables	94,732	(15,466)
Non-interest income	11,808	23,556
Non-interest expense	126,083	217,143
Net loss	(19,543)	(209,053)
Loss per share (Baht)	(0.03)	(0.35)

Phethai Asset Management Company Limited

(Formerly: Thonburi Asset Management Company Limited)

Statements of Cash Flows

For the Three-Month Periods Ended March 31, 2003 and 2002

(Unaudited)

(Reviewed)

	Thousand Baht	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	(19,543)	(209,053)
Add (less) Adjustments to reconcile net loss to net cash from operating activities		
Loss (reversal) on impairment of investments in receivables	39,106	(30,521)
Loss on debt restructuring of investments in receivables	75,481	279,255
Interest income from amortization of revaluation allowance for debt restructuring	(12,037)	(87,979)
Loss on impairment of properties foreclosed	2,092	4,239
Depreciation	1,156	104
Amortization of deferred charges	-	7,835
(Reversal) loss on impairment of other assets	(29,170)	52,301
(Decrease) increase in accrued interest payables	(1,851)	27,504
Decrease in other accrued expenses	(118,415)	(7,451)
(Expense) income from operations before changes in operating assets and	(63,181)	36,234
Decrease (increase) in operating assets		
Investments in receivables	506,698	602,456
Properties foreclosed	55,459	27,228
Other assets	27,567	(56,534)
Increase (decrease) in operating liabilities		
Other liabilities	(17,372)	6,278
Net Cash Provided by Operating Activities	509,171	615,662
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of equipment	(90)	-
Net Cash Used in Investing Activities	(90)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in borrowings from bank	(790,000)	(560,000)
Net Cash Used in Financing Activities	(790,000)	(560,000)
Net (decrease) increase in cash and cash equivalents	(280,919)	55,662
Cash and cash equivalents at beginning of the period	317,364	118,218
Cash and cash equivalents at the end of the period	36,445	173,880
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Cash paid during the period		
Interest expense	72,934	88,360
Income tax	-	112

Ploy Asset Management Company Limited

(Formerly: Chantaburi Asset Management Company Limited)

Condensed Balance Sheets

	Thousand Baht	
	March 31, 2003	December 31, 2002
	(Unaudited)	(Audited)
	(Reviewed)	
ASSETS		
Cash	7	7
Interbank and money market items	133,749	153,056
Investments - net	207,904	207,002
Investments in receivables - net	10,523,887	11,268,894
Properties foreclosed - net	3,008,514	2,780,831
Leasehold improvements and equipment - net	4,385	4,881
Other assets - net	21,940	19,887
Total Assets	13,900,386	14,434,558
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Interbank and money market items	11,720,000	12,370,000
Other liabilities	45,110	66,037
Shareholders' Equity	2,135,276	1,998,521
Total Liabilities and Shareholders' Equity	13,900,386	14,434,558

Ploy Asset Management Company Limited

(Formerly: Chantaburi Asset Management Company Limited)

Condensed Statements of Income

For the Three-Month Periods Ended March 31, 2003 and 2002

(Unaudited)

(Reviewed)

	Thousand Baht	
	2003	2002
Interest income	301,782	404,011
Interest expense	51,057	88,841
Net income from interest	250,725	315,170
(Reversal) loss on impairment of investments in receivables	(54,485)	(7,745)
Loss on debt restructuring of investments in receivables	144,404	293,520
Net income from interest after loss on impairment and loss on debt restructuring of investments in receivables	160,806	29,395
Non-interest income	10,806	16,967
Non-interest expense	35,764	36,349
Net income	135,848	10,013
Earnings per share (Baht)	0.27	0.02

Ploy Asset Management Company Limited

(Formerly: Chantaburi Asset Management Company Limited)

Statements of Cash Flows

For the Three-Month Periods Ended March 31, 2003 and 2002

(Unaudited)

(Reviewed)

	Thousand Baht	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	135,848	10,013
Add (less) Adjustments to reconcile net income to net cash from operating activities		
Gain on disposal of available-for-sale investments	-	(7,141)
Amortization of premiums on bonds	4	4
Reversal of loss on impairment of investments in receivables	(54,485)	(7,745)
Loss on debt restructuring of investments in receivables	144,404	293,520
Interest income from amortization of revaluation allowance for debt restructuring	(56,983)	(38,502)
Reversal of loss on impairment of properties foreclosed	(7,332)	(1,297)
Depreciation	496	535
Decrease in accrued interest receivables	-	(7)
Amortization of deferred charges	-	996
Reversal of loss on impairment of other assets	(1,955)	(383)
Decrease in accrued interest payables	(1,496)	(824)
Decrease in other accrued expenses	(26,823)	(8,559)
Income from operations before changes in operating assets and liabilities	131,678	240,610
Decrease (increase) in operating assets		
Investments in receivables	368,305	126,375
Properties foreclosed	123,414	(5,299)
Other assets	(97)	7,878
Increase (decrease) operating liabilities		
Other liabilities	7,393	(3,755)
Net Cash Provided by Operating Activities	630,693	365,809
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of available-for-sale investments	-	31,090
Purchases of available-for-sale investments	-	(20)
Net Cash Provided by Investing Activities	-	31,070

Ploy Asset Management Company Limited

(Formerly: Chantaburi Asset Management Company Limited)

Statements of Cash Flows

For the Three-month Periods Ended March 31, 2003 and 2002

(Unaudited)

(Reviewed)

	Thousand Baht	
	2003	2002
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in loans from bank	(650,000)	(410,000)
Net Cash used in Financing Activities	(650,000)	(410,000)
Net decrease in cash and cash equivalents	(19,307)	(13,121)
Cash and cash equivalents at beginning of the period	153,063	105,154
Cash and cash equivalents at the end of the period	133,756	92,033
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Cash paid during the period		
Interest expense	52,553	89,665
Income tax	265	117

Progress Land and Buildings Company Limited

Condensed Balance Sheets

	Thousand Baht	
	March 31, 2003	December 31, 2002
	(Unaudited)	(Audited)
	(Reviewed)	
ASSETS		
Assets		
Cash in hand and at bank	143,171	127,937
Other current assets	11,824	6,203
Properties foreclosed - net	846,573	854,701
Premises and equipment - net	372,712	381,363
Other assets	129	129
Total Assets	1,374,409	1,370,333
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	10,769	10,002
Shareholders' equity	1,363,640	1,360,331
Total Liabilities and Shareholders' Equity	1,374,409	1,370,333

Progress Land and Buildings Company Limited

Condensed Statements of Income

For the Three-Month Periods Ended March 31, 2003 and 2002

(Unaudited)

(Reviewed)

	Thousand Baht	
	2003	2002
Revenues	9,190	2,484
Expenses	6,303	402
Net income	2,887	2,082
Earnings per share (Baht)	0.08	0.10

Thai Farmers Asset Management Company Limited

Condensed Balance Sheets

	Thousand Baht	
	March 31, 2003	December 31, 2002
	(Unaudited)	(Audited)
	(Reviewed)	
ASSETS		
Assets		
Cash in hand and at bank	135,018	75,900
Investments - net	363,790	584,648
Fees receivable	62,131	62,748
Properties foreclosed - net	1,373	1,373
Premises and equipment - net	185,722	185,614
Other assets	445,119	453,683
Total Assets	1,193,153	1,363,966
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	42,878	67,205
Shareholders' Equity	1,150,275	1,296,761
Total Liabilities and Shareholders' Equity	1,193,153	1,363,966

Thai Farmers Asset Management Company Limited

Condensed Statements of Income

For the Three-Month Periods Ended March 31, 2003 and 2002

(Unaudited)

(Reviewed)

	Thousand Baht	
	2003	2002
Revenues	100,439	110,436
Expenses	72,964	84,267
Net income	27,475	26,169
Earnings per share (Baht)	0.71	0.96

Thai Farmers Heller Factoring Company Limited

Condensed Balance Sheets

	Thousand Baht	
	March 31, 2003	December 31, 2002
	(Unaudited)	(Audited)
	(Reviewed)	
ASSETS		
Current Assets		
Cash in hand and at banks	5,357	19,551
Current portion of factoring receivables - net	1,511,730	1,730,818
Current portion of finance lease receivables - net	182,759	191,272
Current portion of hire purchases receivables - net	525	987
Other current assets	16,185	19,231
Non-Current Assets		
Finance lease receivables - net	160,333	194,800
Other non-current assets	10,143	11,629
Total Assets	1,887,032	2,168,288
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Loans from banks	1,270,000	1,520,000
Accounts payable	1,321	3,107
Current portion of factoring payables	306,818	350,743
Other liabilities	76,631	75,285
Shareholders' Equity	232,262	219,153
Total Liabilities and Shareholders' Equity	1,887,032	2,168,288

Thai Farmers Heller Factoring Company Limited

Condensed Statements of Income

For the Three-Month Periods Ended March 31, 2003 and 2002

	Thousand Baht	
	2003	2002
	(Unaudited)	(Unaudited)
	(Reviewed)	(Unreviewed)
Revenues	50,359	40,352
Expenses	37,250	30,475
Net income	13,109	9,877
Earnings per share (Baht)	8.19	6.17

Summaries of financial position and results of operations of its subsidiaries which are not included in the consolidated financial statements are as follows:

(Million Baht)

	Balance Sheets					
	March 31, 2003 (Unaudit) (Reviewed)			December 31, 2002 (Audited)		
	Total Assets	Total Liabilities	Shareholders' Equity	Total Assets	Total Liabilities	Shareholders' Equity
Thai Farmers Research Center Co., Ltd.	35.7	1.5	34.2	36.4	1.3	35.1
Kanpai Co., Ltd.	84.3	32.9	51.4	81.9	33.1	48.8
Progress Plus Co., Ltd.	25.4	21.0	4.4	45.5	33.7	11.8
Progress Facilities Management Co., Ltd.	11.8	1.0	10.8	11.4	2.4	9.0
Progress Services Co., Ltd.	10.3	1.9	8.4	6.7	1.6	5.1
Progress Management Co., Ltd.	11.7	2.3	9.4	14.1	4.4	9.7
Progress Storage Co., Ltd.	6.6	1.0	5.6	4.6	0.5	4.1
Progress Appraisal Co., Ltd.	60.8	9.3	51.5	54.7	6.6	48.1
Progress Software Co., Ltd.	56.8	6.7	50.1	58.2	7.7	50.5
Thai Administration Services Co., Ltd.	141.7	34.1	107.6	150.6	31.1	119.5
	445.1	111.7	333.4	464.1	122.4	341.7

(Million Baht)

	Statements of Income For the Three-Month Periods Ended March 31, (Unaudited) (Reviewed)							
	2003				2002			
	Revenues	Expenses	Net Income (Loss)	Earnings (Loss) per Share(Baht)	Revenues	Expenses	Net Income (Loss)	Earnings (Loss) per Share(Baht)
Thai Farmers Research Center Co., Ltd.	13.3	11.8	1.5	14.56	10.4	11.2	(0.8)	(7.85)
Kanpai Co., Ltd.	35.1	33.5	1.6	7.91	28.0	26.9	1.1	5.54
Progress Plus Co., Ltd.	76.2	73.0	3.2	13.79	34.4	34.1	0.3	1.26
Progress Facilities Management Co., Ltd.	13.3	11.5	1.8	35.11	47.0	46.4	0.6	11.04
Progress Services Co., Ltd.	32.8	29.7	3.1	154.88	24.2	24.5	(0.3)	(14.95)
Progress Management Co., Ltd.	7.1	6.8	0.3	5.21	4.8	3.9	0.9	14.97
Progress Storage Co., Ltd.	4.4	2.9	1.5	49.06	-	0.5	(0.5)	(0.45)
Progress Appraisal Co., Ltd.	23.3	19.2	4.1	823.79	14.2	13.9	0.3	56.82
Progress Software Co., Ltd.	21.8	22.3	(0.5)	(5.56)	20.5	17.9	2.6	25.77
Thai Administration Services Co., Ltd.	21.1	14.4	6.7	0.67	8.0	3.8	4.2	0.42
	248.4	225.1	23.3		191.5	183.1	8.4	

4.3 Loans and Accrued Interest Receivables

Loans and Accrued Interest Receivables classified by Account Status

(Million Baht)

	Consolidated			
	March 31, 2003			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	365,080.0	97,514.7	1	3,650.8
Special Mention	20,242.1	3,648.5	2	404.8
Sub-Standard	8,862.0	2,202.2	20	440.4
Doubtful	8,724.1	2,730.9	50	1,365.4
Loss	106,013.7	41,876.2	100	41,876.2
Allowance established in excess of BoT regulations	-	-		24,468.3
	508,921.9	147,972.5		72,205.9
Unearned discounts received in advance	(181.3)	(181.3)		
Total	508,740.6	147,791.2		

(Million Baht)

	Consolidated			
	December 31, 2002			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	372,215.6	97,039.8	1	3,722.2
Special Mention	12,415.1	1,776.0	2	248.3
Sub-Standard	4,498.3	1,272.3	20	254.5
Doubtful	12,031.8	3,988.1	50	1,994.1
Loss	108,626.9	43,983.0	100	43,983.0
Allowance established in excess of BoT regulations	-	-		26,747.6
	509,787.7	148,059.2		76,949.7
Unearned discounts received in advance	(174.7)	(174.7)		
Total	509,613.0	147,884.5		

(Million Baht)

	The Bank			
	March 31, 2003			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	385,798.5	122,595.2	1	3,858.0
Special Mention	19,354.3	3,456.3	2	387.1
Sub-Standard	8,846.2	2,186.4	20	437.3
Doubtful	8,713.6	2,720.4	50	1,360.2
Loss	73,268.1	26,632.8	100	26,632.8
Allowance established in excess of BoT regulations	-	-		17,883.8
	495,980.7	157,591.1		50,559.2
Unearned discounts received in advance	(181.3)	(181.3)		
Total	495,799.4	157,409.8		

(Million Baht)

	The Bank			
	December 31, 2002			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	395,069.4	124,640.2	1	3,950.7
Special Mention	11,456.2	1,667.1	2	229.1
Sub-Standard	4,498.3	1,272.3	20	254.5
Doubtful	12,031.8	3,988.1	50	1,994.0
Loss	75,578.4	28,605.6	100	28,605.6
Allowance established in excess of BoT regulations	-	-		19,886.0
	498,634.1	160,173.3		54,919.9
Unearned discounts received in advance	(174.7)	(174.7)		
Total	498,459.4	159,998.6		

Non-performing loans (NPL)

According to the BoT's directive dated January 16, 2003, non- performing loans (NPL) is redefined as sub-quality loans, being outstanding loans of sub-standard, doubtful and loss loan accounts in accordance with the BoT's guidelines including fully - provisioned loss loans which were previously written - off and effective for the financial statements ended December 31, 2002.

Non-performing loans (including financial institutions) based on the above directive were summarized as follows:

(Million Baht)

	March 31, 2003		
	The Bank	Phethai - AMC (Original principal)	The Bank and Subsidiaries
Non-performing loans	91,172.4	31,234.4	122,511.1
Total loans used for NPL ratio calculation[1]	496,088.5	37,786.1	507,601.8
Percentage of total loans	18.38	82.66	24.14

(Million Baht)

	December 31, 2002		
	The Bank	Phethai - AMC (Original principal)	The Bank and Subsidiaries
Non-performing loans	92,482.0	31,581.1	124,063.1
Total loans used for NPL ratio calculation[1]	500,890.1	38,897.9	510,568.0
Percentage of total loans	18.46	81.19	24.30

[1] Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

Non-accrual loans (including financial institutions) were as follows:

(Million Baht)

	March 31, 2003		
	The Bank	Phethai - AMC (Original principal)	The Bank and Subsidiaries
Non-accrual loans	139,709.6	37,786.1	177,573.8
Percentage of total loans	28.16	100.00	34.98

(Million Baht)

	December 31, 2002		
	The Bank	Phethai - AMC (Original principal)	The Bank and Subsidiaries
Non-accrual loans	146,714.4	38,897.9	185,612.3
Percentage of total loans	29.29	100.00	36.35

Loans to listed companies which meet SET's criteria for delisting were as follows:

(Million Baht)

	Consolidated					
	March 31, 2003			December 31, 2002		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	1,547.5	802.0	171.2	1,874.7	1,173.6	503.8

(Million Baht)

	The Bank					
	March 31, 2003			December 31, 2002		
	Loans and Accrued Interest Receivables	Collateral Value	Allowances for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	1,528.6	692.2	156.6	1,833.8	1,073.3	483.5

The outstanding balances of loans to the Bank's wholly owned asset management companies were as follows:

(Million Baht)

	March 31, 2003			
	Type of loans	Maturity	Interest	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	16,060.0
Ploy Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	11,720.0
Thai Farmer Heller Factoring Co., Ltd.	Bills	1-3 Months	Money Market Rate + 2%	75.0

(Million Baht)

	December 31, 2002			
	Type of loans	Maturity	Interest	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	16,850.0
Ploy Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	12,370.0

Transfer of Sub-standard quality Assets to Thai Assets Management Corporation (TAMC)

In accordance with the Emergency Decree on the Thai Assets Management Corporation (B.E. 2544), on October 12, 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-standard quality assets outstanding as of December 31, 2000, to TAMC. All rights and duties associated with each transferred sub-standard quality asset were transferred to TAMC at a price determined by the appraised value of the underlying collateral assets, provided that the price does not exceed the book value of credit extended, less existing provisions outstanding, as required by law on the transfer date. TAMC has 180 days from the date of each transfer to examine any transferred assets. TAMC will then quote the transfer price within seven days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable promissory notes guaranteed by the FIDF. The note will bear interest equal to the weighted average of deposit rates of five major banks, which will be paid at the end of each year by means of non-transferable, extendable 1-year promissory notes guaranteed by the FIDF. The rights to these notes and the received notes are included within investments in held-to-maturity debt instruments.

In accordance with the Emergency Decree on the Thai Assets Management Corporation, (B.E.2544), and the Asset Transfer Agreement, TAMC and the Bank will share jointly the profits and responsibility for any losses on transferred assets, which are payable on the fifth and the tenth anniversaries of the transfers, starting from July 1, 2001. In the case of losses, the Bank will first be responsible for any loss not exceeding 20% of the transfer price. The second portion of losses, again not exceeding 20% of the transfer price, will be equally shared by TAMC and the Bank. Any remaining loss would then be absorbed by TAMC. In addition, the expenses of TAMC are included in the calculation of gain or loss sharing. In the case of profit, the first portion of profit up to 20% of the transfer price is to be shared equally by TAMC and the Bank. Should there be any profit over and above this, the Bank is entitled to the remainder up to the gross book value of the assets, less the transfer price and the Bank's share in the first portion of the profits.

For the three-month periods ended March 31, 2003 and 2002, the Bank transferred to TAMC sub-quality assets relating to 1 borrower and 17 borrowers with a gross book value (as of their transfer dates) of Baht 11.6 million and Baht 1,579.9 million, respectively (up to March 31, 2003 totaling Baht 14,397.9 million). The estimated total transfer price was Baht 3.2 million and Baht 299.7 million (up to March 31, 2003 totaling Baht 10,139.5 million). As of March 31, 2003, the Bank received promissory notes from TAMC of Baht 9,870.5 million and TAMC is examining the remaining assets of Baht 269.0 million and will confirm the transfer price in order to issue promissory notes to the Bank within the aforementioned timeframe.

4.4 Troubled Debt Restructuring

For the three-month periods ended March 31, the Bank and its subsidiaries (Phethai - AMC and Ploy - AMC) engaged in debt restructuring contracts as follows:

(Million Baht)

	Consolidated				The Bank			
	2003		2002		2003		2002	
	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt After Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt After Restructuring
Debt restructuring contracts that incurred losses	1,293	10,890.8	1,483	4,917.1	1,199	10,123.6	1,299	3,511.4
Debt restructuring contracts that incurred no losses	4,281	9,620.1	7,947	16,470.6	3,941	7,480.0	6,922	14,135.1
Total	5,574	20,510.9	9,430	21,387.7	5,140	17,603.6	8,221	17,646.5

The following are debtors that resulted in losses on debt restructuring for the three-month periods ended March 31, 2003 and 2002.

(Million Baht)

	Consolidated					
	March 31, 2003					
		The Outstanding Debt		Transferred Assets		
Types of Restructuring	Cases	Before Restructuring	After Restructuring	Types	Fair Value	Loss on Debt Restructuring
Transfers of assets	1,116	5,196.3	-	Cash, land, premises and investments	3,141.0	2,055.3
Changes of repayment conditions	98	4,955.9	4,468.6	-	-	1,576.5
Debt restructuring in various forms	79	738.6	382.2	Cash, land, premises and investments	266.5	172.1
Total	1,293	10,890.8	4,850.8		3,407.5	3,803.9

(Million Baht)

Consolidated

March 31, 2002

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	1,285	1,715.8	-	Cash, land, premises and investments	997.6	718.2
Changes of repayment conditions	191	2,134.1	1,756.6	-	-	698.6
Debt restructuring in various forms	7	1,067.2	1,034.3	Cash, land, premises and investments	32.5	411.1
Total	1,483	4,917.1	2,790.9		1,030.1	1,827.9

(Million Baht)

The Bank

March 31, 2003

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	1,073	5,077.4	-	Cash, land, premises and investments	3,040.8	2,036.6
Changes of repayment conditions	53	4,590.0	4,223.1	-	-	1,452.9
Debt restructuring in various forms	73	456.2	211.3	Cash, land, premises and investments	166.4	133.6
Total	1,199	10,123.6	4,434.4		3,207.2	3,623.1

(Million Baht)

		The Bank March 31, 2002					
		The Outstanding Debt		Transferred Assets			
Types of Restructuring	Cases	Before Restructuring	After Restructuring	Types	Fair Value	Loss on Debt Restructuring
Transfers of assets	1,227	1,524.6	-	Cash, land, premises and investments	839.3	685.3
Changes of repayment conditions	67	928.9	926.1	-	-	159.2
Debt restructuring in various forms	5	1,057.9	1,026.8	Cash, land, premises and investments	31.1	410.6
Total	1,299	3,511.4	1,952.9		870.4	1,255.1

The Bank and its subsidiaries measure expected recoverable amounts of restructured loans by changing repayment conditions using present value of future cash flows discounted with market rate.

Terms of debt restructuring agreements of debtors which restructured by changing repayment conditions and restructured in various forms that resulted in losses on debt restructuring during the three-month periods ended March 31, are as follows:

(Million Baht)

	The Bank							
	2003				2002			
		The Outstanding Debt				The Outstanding Debt		
Terms of debt restructuring agreements	Cases	Before Restructuring	After Restructuring	End of Period	Cases	Before Restructuring	After Restructuring	End of Period
Less than 5 years	115	1,468.2	856.4	368.9	50	319.7	285.8	291.5
5 to 10 year	-	-	-	-	14	191.5	191.5	188.4
Over 10 years	11	3,578.0	3,578.0	3,571.3	8	1,475.6	1,475.6	1,442.9
Total	126	5,046.2	4,434.4	3,940.2	72	1,986.8	1,952.9	1,922.8

(Million Baht)

	2003							
	Phethai - AMC				Ploy - AMC			
		The Outstanding Debt				The Outstanding Debt		
Terms of debt		Before	After	End of		Before	After	End of
restructuring agreements	Cases	Restructuring	Restructuring	Period	Cases	Restructuring	Restructuring	Period
Less than 5 years	34	152.7	105.4	12.1	10	473.8	302.4	203.3
5 to 10 year	7	21.8	8.5	6.4	-	-	-	-
Total	41	174.5	113.9	18.5	10	473.8	302.4	203.3

The Bank and its subsidiaries recognized interest income from debt restructuring for the three-month periods ended March 31, as follows:

(Million Baht)

	Consolidated		The Bank	
	2003	2002	2003	2002
Debt restructuring contracts that incurred losses	385.4	425.6	293.0	278.9

As of March 31, 2003 and December 31, 2002, the Bank had commitments to extend additional loans to these borrowers as follows:

(Million Baht)

	Consolidated and The Bank	
	March 31, 2003	December 31, 2002
Debt restructuring contracts that incurred losses	84.3	108.8

As of March 31, 2003 and December 31, 2002, the Bank and its subsidiaries had outstanding balances on debtors which were restructured during the year as follows:

(Million Baht)

	Consolidated		The Bank	
	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
Debt restructuring contracts that incurred losses	4,162.0	5,711.3	3,940.2	3,235.5
Debt restructuring contracts that incurred no losses	5,479.0	30,716.1	5,107.7	28,269.8
Total	9,641.0	36,427.4	9,047.9	31,505.3

As of March 31, 2003 and December 31, 2002, the Bank and its subsidiaries had outstanding balances relating to all restructuring debtors which had been performing in accordance with debt restructuring agreements as follows:

(Million Baht)

	Consolidated		The Bank	
	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
Debt restructuring contracts that incurred losses	24,331.8	20,546.2	21,106.1	18,127.9
Debt restructuring contracts that incurred no losses	70,210.8	81,697.4	64,097.4	73,876.8
Total	94,542.6	102,243.6	85,203.5	92,004.7

4.5 Allowance for Doubtful Accounts

The movements in the allowance for doubtful accounts during the period/year are as follows:

(Million Baht)

	Consolidated						
	March 31, 2003						
	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the period	3,722.2	248.3	254.5	1,994.1	43,983.0	26,747.6	76,949.7
Balance at beginning of the period transfer from Thai Farmers Heller Factoring Co.,Ltd.	12.7	1.3	0.2	5.2	78.4	(4.4)	93.4
Doubtful accounts (reversal)	(84.1)	155.2	185.7	(633.9)	(762.2)	(2,274.9)	(3,414.2)
Bad debts recovered	-	-	-	-	541.7	-	541.7
Bad debts written off	-	-	-	-	(1,751.3)	-	(1,751.3)
Allowance for loans transferred to TAMC	-	-	-	-	(8.4)	-	(8.4)
Others	-	-	-	-	(205.0)	-	(205.0)
Balance at ended of the period	3,650.8	404.8	440.4	1,365.4	41,876.2	24,468.3	72,205.9

(Million Baht)

Consolidated

December 31, 2002

	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	3,562.4	223.4	684.6	3,410.9	17,797.9	25,646.4	51,325.6
Doubtful accounts (reversal)	159.8	24.9	(430.1)	(1,416.8)	(2,920.1)	1,101.2	(3,481.1)
Bad debts recovered	-	-	-	-	10,525.3	-	10,525.3
Bad debts written off	-	-	-	-	(4,569.5)	-	(4,569.5)
Reversal based on BoT policy	-	-	-	-	25,685.7	-	25,685.7
Allowances for loans transferred to TAMC	-	-	-	-	(1,418.2)	-	(1,418.2)
Others	-	-	-	-	(1,118.1)	-	(1,118.1)
Balance at ended of the year	3,722.2	248.3	254.5	1,994.1	43,983.0	26,747.6	76,949.7

(Million Baht)

The Bank

March 31, 2003

	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	3,950.7	229.1	254.5	1,994.0	28,605.6	19,886.0	54,919.9
Doubtful accounts (reversal)	(92.7)	158.0	182.8	(633.8)	(1,065.9)	(2,002.2)	(3,453.8)
Bad debt recovered	-	-	-	-	541.7	-	541.7
Bad debt written off	-	-	-	-	(1,444.7)	-	(1,444.7)
Allowance for loans transferred to TAMC	-	-	-	-	(8.4)	-	(8.4)
Others	-	-	-	-	4.5	-	4.5
Balance at ended of the year	3,858.0	387.1	437.3	1,360.2	26,632.8	17,883.8	50,559.2

(Million Baht)

	The Bank						
	December 31, 2002						
	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	3,828.1	204.1	646.6	3,410.3	-	16,911.7	25,000.8
Doubtful accounts (reversals)	122.6	25.0	(392.1)	(1,416.3)	(5,039.8)	2,974.3	(3,726.3)
Bad debts recovered	-	-	-	-	10,525.3	-	10,525.3
Bad debts written off	-	-	-	-	(1,192.5)	-	(1,192.5)
Reversal based on BoT policy	-	-	-	-	25,685.7	-	25,685.7
Allowances for loans sold to TAMC	-	-	-	-	(1,418.2)	-	(1,418.2)
Others	-	-	-	-	45.1	-	45.1
Balance at ended of the year	3,950.7	229.1	254.5	1,994.0	28,605.6	19,886.0	54,919.9

4.6 Revaluation Allowance for Debt Restructuring

Movements in revaluation allowance for debt restructuring during the period/year were as follows:

(Million Baht)

	Consolidated		The Bank	
	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
Balance at beginning of the period/year	2,755.0	3,781.4	2,647.2	3,699.4
Additions (reversal)	904.3	(393.2)	896.6	(625.4)
Amortization	(182.9)	(633.2)	(170.8)	(426.8)
Balance at end of the period/year	3,476.4	2,755.0	3,373.0	2,647.2

4.7 Normalized Provisioning

As of March 31, 2003 and December 31, 2002, the Bank set aside normalized provisioning amounting to Baht 1,000.0 million and Baht 800.0 million, respectively.

4.8 Classified Assets

Assets of the Bank and its subsidiaries classified as investments, loans and accrued interest receivables (including financial institutions),or properties foreclosed or other assets were categorized by quality in compliance with the BoT regulations, taking into account analyses of each loan and appraisals of the financial standing of each borrower, as follows:

(Million Baht)

	Consolidated				
	March 31, 2003				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Normal	-	366,337.8	-	9.4	366,347.2
Special Mention	-	20,242.1	-	-	20,242.1
Sub-Standard	-	8,862.0	-	-	8,862.0
Doubtful	-	8,724.1	-	-	8,724.1
Loss	6,723.8	106,623.4	1,807.1	1,852.2	117,006.5
Total	6,723.8	510,789.4	1,807.1	1,861.6	521,181.9

(Million Baht)

	Consolidated				
	December 31, 2002				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Normal	-	375,755.3	-	8.8	375,764.1
Special Mention	-	12,415.1	-	-	12,415.1
Sub-Standard	-	4,498.3	-	-	4,498.3
Doubtful	-	12,031.8	-	-	12,031.8
Loss	6,957.3	109,279.3	2,024.5	1,552.8	119,813.9
Total	6,957.3	513,979.8	2,024.5	1,561.6	524,523.2

(Million Baht)

	The Bank				
	March 31, 2003				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Normal	-	387,056.3	-	-	387,056.3
Special Mention	-	19,354.3	-	-	19,354.3
Sub-Standard	-	8,846.2	-	-	8,846.2
Doubtful	-	8,713.6	-	-	8,713.6
Loss	4,462.9	73,877.8	1,577.6	1,625.5	81,543.8
Total	4,462.9	497,848.2	1,577.6	1,625.5	505,514.2

(Million Baht)

	The Bank				
	December 31, 2002				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Normal	-	398,651.8	-	-	398,651.8
Special Mention	-	11,456.2	-	-	11,456.2
Sub-Standard	-	4,498.3	-	-	4,498.3
Doubtful	-	12,031.8	-	-	12,031.8
Loss	4,842.7	76,188.1	1,828.7	1,294.0	84,153.5
Total	4,842.7	502,826.2	1,828.7	1,294.0	510,791.6

4.9 Deferred Tax Assets and Deferred Tax Liabilities

Deferred tax assets consisted of:

(Million Baht)

	Consolidated	
	March 31, 2003	December 31, 2002
Allowances for impairment of investments	13.2	13.1
Allowances for impairment of buildings	1.0	1.0
Allowances for impairment of properties foreclosed	0.2	0.2
Total	14.4	14.3

Deferred tax liabilities consisted of:

(Million Baht)

	Consolidated and The Bank	
	March 31, 2003	December 31, 2002
Appraisal surplus	2,717.5	2,728.8
Revaluation surplus on investments	1,140.3	1,333.4
Total	3,857.8	4,062.2

4.10 Capital Requirements

The ratios of capital to assets (Capital Adequacy Ratio) were calculated from the financial statements of the Bank and include the risk assets of the Bank's two subsidiary asset management companies, as follows:

(Million Baht)

	March 31, 2003	December 31, 2002
Tier-1 Capital		
Issued and fully paid-up share capital, premiums on share capital, warrants and premiums on warrants	78,556.9	78,556.9
Legal reserves	800.0	800.0
Other reserves	26,675.3	26,675.3
Net loss after appropriation	(83,029.4)	(83,029.4)
Subordinated debentures cum preferred shares	19,967.1	19,967.1
Total Tier-1 Capital	42,969.9	42,969.9
Tier-2 Capital		
Surplus on land revaluation	4,191.8	4,191.8
Surplus on premises revaluation	1,531.1	1,549.9
Provision for normal assets	3,758.0	3,758.0
Subordinated debentures	16,561.3	20,561.3
Total Tier-2 Capital	26,042.2	30,061.0
Total Capital Requirements	69,012.1	73,030.9

The BoT's regulations require that banks registered in Thailand maintain a ratio of capital fund to assets and contigencies of not less than 8.5% and that tier-1 capital must not be less than 4.25% of such assets and contigencies. Capital adequacy ratios maintained by the Bank are as follows:

	Percentage	
	March 31, 2003	December 31, 2002
Total Capital Requirements	13.28	14.34
Tier-1 Capital	8.27	8.44

4.11 Income Tax

Income tax for three-month periods ended March 31, consisted of:

(Million Baht)

	Consolidated		The Bank	
	2003	2002	2003	2002
Current income tax expense	10.6	11.2	-	-
Deferred income tax expense relating to the origination and reversal of temporary difference	(11.4)	(11.5)	(11.3)	(11.7)
Income tax expense	(0.8)	(0.3)	(11.3)	(11.7)

The Bank has deferred income tax which has been transferred directly to shareholders' equity consisting of:

(Million Baht)

	Consolidated and The Bank	
	For the Three-Month Periods Ended March 31,	
	2003	2002
Deferred income tax relating to appraisal revaluation decrease	-	(12.2)
Deferred income tax relating to changes in value of investment, increase (decrease)	(193.1)	(290.3)

4.12 Assets Pledged as Collateral

Assets pledged as collateral consisted of:

(Million Baht)

	Consolidated and The Bank	
	March 31, 2003	December 31, 2002
Government bonds	5.3	4.8
State enterprise bonds	27.9	27.9
Total	33.2	32.7

The Bank has pledged these assets as collateral for electricity consumption and using as court collateral.

4.13 Contingencies

Contingencies consisted of:

(Million Baht)

	Consolidated					
	March 31, 2003			December 31, 2002		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	355.7	-	355.7	261.1	-	261.1
Letters of indemnity-						
borrowing	6,140.9	110.8	6,251.7	140.1	6,190.3	6,330.4
Other guarantees	3,394.9	25,785.1	29,180.0	24,705.7	3,955.5	28,661.2
Letters of credit	485.0	9,628.7	10,113.7	380.1	8,495.5	8,875.6
Exchange rate agreements						
Purchase agreements	302.3	32,909.8	33,212.1	-	48,818.7	48,818.7
Sale agreements	310.0	181,376.0	181,686.0	324.5	172,210.9	172,535.4
Interest rate agreements						
Purchase agreements	-	5,014.8	5,014.8	-	11,559.1	11,559.1
Sale agreements	-	5,014.8	5,014.8	-	11,559.1	11,559.1
Unused credit line of						
overdraft	103,921.1	-	103,921.1	103,352.8	-	103,352.8
Others	68.1	6,025.5	6,093.6	136.7	6,124.6	6,261.3
Total	114,978.0	265,865.5	380,843.5	129,301.0	268,913.7	398,214.7

(Million Baht)

	The Bank					
	March 31, 2003			December 31, 2002		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	355.7	-	355.7	261.1	-	261.1
Letters of indemnity-						
borrowing	6,140.9	110.8	6,251.7	140.1	6,190.3	6,330.4
Other guarantees	3,394.9	25,738.6	29,133.5	24,705.7	3,955.5	28,661.2
Letters of credit	485.0	9,628.7	10,113.7	380.1	8,495.5	8,875.6
Exchange rate agreements						
Purchase agreements	302.3	32,909.8	33,212.1	-	48,818.7	48,818.7
Sale agreements	310.0	181,376.0	181,686.0	324.5	172,210.9	172,535.4
Interest rate agreements						
Purchase agreements	-	5,014.8	5,014.8	-	11,559.1	11,559.1
Sale agreements	-	5,014.8	5,014.8	-	11,559.1	11,559.1
Unused credit line of						
overdraft	103,921.1	-	103,921.1	103,352.8	-	103,352.8
Others	68.1	6,025.5	6,093.6	136.7	6,124.6	6,261.3
Total	114,978.0	265,819.0	380,797.0	129,301.0	268,913.7	398,214.7

Under normal business operations, the Bank is a defendant in litigations against the Bank. These include cases of wrongful acts brought against the Bank, with total claims amounting to Baht 801.9 million and Baht 791.6 million as of March 31, 2003 and December 31, 2002, respectively. The Management believes that any liability resulting from these litigations will not be material to the Bank's financial position or on the results of operations.

4.14 Related Party Transactions

4.14.1 Loans and contingencies made to executive officers and to business entities where the Bank and its subsidiaries, their directors or executive officers, holds 10% or more of their paid-up capital, are summarized as follows:

(Million Baht)

	Consolidated	
	March 31, 2003	December 31, 2002
	End of Period	End of Year
Loans		
1. Executive officers	20.0	24.4
2. Business entities where the Bank and its subsidiaries, their directors or executive officers, hold 10% or more of the paid-up capital	1,938.3	2,529.8
Total	1,958.3	2,554.2
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank and its subsidiaries, their directors or executive officers, hold 10% or more of the paid-up capital	75.5	76.5
Total	75.5	76.5

(Million Baht)

	The Bank	
	March 31, 2003	December 31, 2002
	End of Period	End of Year
Loans		
1. Executive officers	20.0	24.4
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid-up capital	29,793.3	31,749.8
Total	29,813.3	31,774.2
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid-up capital	75.5	76.5
Total	75.5	76.5

4.14.2 Related Party

Relationships between the Bank and other business entities where control exists consisted of:

Company Name	Type of Relationship	% Shareholding March 31, 2003	% Shareholding December 31, 2002	Type of share	Type of Business
Phethai Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Ploy Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Thai Farmers Research Center Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Land and Buildings Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Property Development
Thai Farmers Heller Factoring Co.,Ltd	Subsidiary	99.99%	20.00%	Ordinary share	Lending
Kanpai Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Plus Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Facilities Management Co., Ltd.	Subsidiary	99.98%	99.98%	Ordinary share	Service
Progress Services Co., Ltd.	Subsidiary	99.97%	99.97%	Ordinary share	Service
Progress Management Co., Ltd.	Subsidiary	99.93%	99.93%	Ordinary share	Service
Progress Storage Co., Ltd.	Subsidiary	99.92%	99.92%	Ordinary share	Service
Progress Appraisal Co., Ltd.	Subsidiary	99.84%	99.84%	Ordinary share	Service
Thai Farmers Asset Management Co., Ltd.	Subsidiary	71.42%	71.42%	Ordinary share	Mutual Fund Management
Progress Software Co., Ltd.	Subsidiary	60.00%	60.00%	Ordinary share	Service
Thai Administration Services Co., Ltd.	Subsidiary	51.00%	51.00%	Ordinary share	Service

4.14.3 Significant transactions occurring between the Bank and related parties are summarized as follows:

(Million Baht)

	The Bank	
	March 31, 2003	December 31, 2002
Loans		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.		
Beginning balance	16,850.0	20,600.0
Deductions	(790.0)	(3,750.0)
Ending balance	16,060.0	16,850.0
- Ploy Asset Management Co., Ltd.		
Beginning balance	12,370.0	16,380.0
Deductions	(650.0)	(4,010.0)
Ending balance	11,720.0	12,370.0

	(Million Baht)	
	The Bank	
	March 31, 2003	December 31, 2002
Accrued interest receivables		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	54.0	55.9
- Ploy Asset Management Co., Ltd.	6.3	7.8
Deposits		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	37.7	321.6
- Ploy Asset Management Co., Ltd.	133.7	153.3

	(Million Baht)	
	The Bank	
	For the Three-Month Periods Ended March 31,	
	2003	2002
Interest income		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	71.1	115.9
- Ploy Asset Management Co., Ltd.	51.1	88.8

Loans to Phethai Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit, on which deposits are pledged as collateral. As of March 31, 2003 and December 31, 2002, the pledged deposits are Baht 37.7 million and Baht 321.6 million, respectively.

Loans to Ploy Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit, on which deposits are pledged as collateral. As of March 31, 2003 and December 31, 2002, the pledged deposits are Baht 133.7 million and Baht 153.3 million, respectively.

As of March 31,2003 and December 31, 2002, the Bank has provided an allowance for doubtful accounts for Phethai Asset Management Company Limited, classified as normal loans, amounting to Baht 161.1 million and Baht 169.1 million, respectively.

As of March 31, 2003 and December 31, 2002, the Bank has provided an allowance for doubtful accounts for Ploy Asset Management Company Limited, classified as normal loans, amounting to Baht 117.3 million and Baht 123.8 million, respectively.

Income and expenses shared between the Bank, Phethai Asset Management Company Limited and Ploy Asset Management Company Limited are charged at cost, except for fee income which is charged at market prices.

The Bank has provided an allowance for doubtful accounts for related business entities using the same method as for general customers and in accordance with the BoT regulations.

4.14.4 Additional transactions occurring between the Bank and related business entities which are charged at market prices as with other normal business, are as follows:

1. Assets, liabilities and contingencies shared between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
Loans				
Subsidiary Companies				
- Thai Farmers Heller Factoring Co., Ltd.	-	70.0	75.0	70.0
Associated Companies				
- E. S. Industry Co., Ltd.	324.5	324.5	324.5	324.5
(As a result of reversal of loans and allowance for doubtful accounts in 2002)				
Deposits				
Subsidiary Companies				
- Thai Farmers Research Center Co., Ltd.	28.6	31.1	28.6	31.1
- Progress Appraisal Co., Ltd.	11.4	21.4	11.4	21.4
- Progress Land and Buildings Co., Ltd.	-	-	143.4	127.7
- Progress Software Co., Ltd.	25.2	33.5	25.2	33.5
- Thai Administration Services Co., Ltd.	11.9	41.3	11.9	41.3
- Kanpai Co., Ltd.	7.5	13.6	7.5	13.6
- Progress Plus Co., Ltd.	-	12.9	-	12.9
- Thai Farmers Heller Factoring Co., Ltd.	-	19.5	6.3	19.5
Associated Companies				
- Processing Center Co., Ltd.	28.9	19.1	28.9	19.1
Interbank and Money Market Items (Liabilities)				
Associated Company				
- Merrill Lynch Phatra Securities Co., Ltd.	35.3	4.6	35.3	4.6
Other Liabilities				
Subsidiary Companies				
- Progress Software Co., Ltd.	26.0	19.6	26.0	19.6
- Progress Plus Co., Ltd.	18.4	16.1	18.4	16.1
- Progress Appraisal Co., Ltd.	10.9	5.5	10.9	5.5

	Consolidated		The Bank	(Million Baht)
	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
Contingencies				
Subsidiary Company				
- Thai Administration Services Co., Ltd.	43.6	50.0	43.6	50.0
Associated Companies				
- E.S. Industry Co., Ltd.	15.5	15.5	15.5	15.5

Certain subsidiaries and associated companies have entered into 2-year building lease agreements. Rentals are charged at cost. As of March 31, 2003 and December 31, 2002, the Bank has rentals with remaining tenures amounting to Baht 3.2 Million and Baht 6.6 million, respectively.

2. Revenues and expenses occurring between the Bank, its subsidiary and associated companies for the three-month periods ended March 31, are summarized as follows:

	Consolidated		The Bank	(Million Baht)
	2003	2002	2003	2002
Subsidiary Companies				
Revenue:				
Dividend income	6.4	-	124.7	63.4
Fee income	-	-	13.2	10.6
Other income	6.9	-	13.6	-
Expenses:				
Fee expenses	20.1	-	20.1	-
Other expenses	189.6	144.7	189.8	144.7
Associated Companies				
Revenue:				
Other income:	1.5	-	1.5	-
Expenses:				
Other expenses	9.2	7.5	9.2	7.5

3. Assets, liabilities and contingencies shared between the Bank and other business entities in which the directors, key executive officers or close members of their families have significant influence were summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	March 31, 2003	December 31, 2002
Loans		
- T T & T Public Co., Ltd.	2,529.9	2,557.4
- Bangkok Intercontinental Hotels Co., Ltd.	267.4	284.5
- Siam Food Products Public Co.,Ltd.	130.5	50.6
- Jutha Maritime Public Co., Ltd.	10.1	10.0
- Indo Worth (Thailand) Ltd.	50.0	23.6
- Charoen Pokhaphand Feedmill Public Co., Ltd.	12.4	2.5
Deposits		
- Sermsuk Public Co., Ltd.	290.9	385.1
- Sermsuk Y.H.S. Beverage Co., Ltd.	4.8	16.4
- Com - Link Co., Ltd.	207.6	228.3
- Muang Thai Life Assurance Co., Ltd.	245.3	234.0
- Pathara Insurance Public Co., Ltd.	56.6	54.9
- Siam Food Products Public Co.,Ltd.	148.1	25.8
- Mitsubishi Elevator Asia Co., Ltd.	80.0	85.7
- Bangkok Glass Industry Co., Ltd.	81.2	64.8
- Thai British Security Printing Ltd.	55.8	36.4
- Punyariddhi Law Office Co.,Ltd.	11.5	14.9
- T T & T Public Co., Ltd.	1,755.0	1,418.7
Contingencies		
- Dole Thailand Ltd.	64.9	87.2
- SermSuk Co., Ltd.	14.1	13.3
- Com - Link Co., Ltd.	59.2	59.2
- Thai British Security Printing Ltd.	29.8	20.7
- Siam Food Products Public Co.,Ltd.	16.2	16.9
- Yip in Tsoi & Jacks Ltd.	20.0	11.3

4. Assets, liabilities and contingencies shared between the Bank and its directors and key executive officers or the Bank's employees in which such persons have authority and responsibility for planning, directing and controlling the activities of the Bank are summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	March 31, 2003	December 31, 2002
Deposits	543.0	444.5

4.15 Long-term Agreements

4.15.1 Lease Agreement

The Bank and its subsidiary companies have entered into land/building lease agreements for branch offices and vehicle lease agreements. The Bank and its subsidiary companies are committed to pay future rentals which are summarized as follows:

(Million Baht)

		Consolidated	The Bank
Type of Lease Agreement	Remaining Terms of Leases	March 31, 2003	March 31, 2003
Land/building lease agreements	April 1, 2003 - October 17, 2027	414.5	414.5
Vehicle lease agreements	April 1, 2003 - November 30, 2006	444.7	430.2
Total		859.2	844.7

(Million Baht)

		Consolidated	The Bank
Type of Lease Agreement	Remaining Terms of Leases	December 31, 2002	December 31, 2002
Land/building lease agreements	January 1, 2002 - October 17, 2027	411.2	411.2
Vehicle lease agreements	January 1, 2002 - December 31, 2005	524.5	513.8
Total		935.7	925.0

4.15.2 Service Agreement

On November 12, 2002 the Bank has entered into an Information Technology Service Agreement with IBM Thailand Co., Ltd., under which the service will be provided until December 31, 2012 and for which as of March 31, 2003 the Bank is committed to pay a total service fee of Baht 9,888.8 million.

4.16 The Financial Position and Results of Operations Differentiated by Domestic and Overseas Business

The financial position and results of operations differentiated by domestic and overseas business were summarized as follows

1. Financial Position Classified by Types of Business

(Million Baht)

	Consolidated March 31, 2003				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Total assets	764,967.8	26,078.3	791,046.1	(14,878.5)	776,167.6
Interbank and money market items - net (assets)	114,423.0	6,277.0	120,700.0	-	120,700.0
Investments - net	132,858.6	19,042.0	151,900.6	-	151,900.6
Loans	504,621.9	935.8	505,557.7	-	505,557.7
Deposits	655,095.1	77.9	655,173.0	-	655,173.0
Interbank and money market items (liabilities)	5,921.4	-	5,921.4	-	5,921.4
Borrowing	39,967.2	8,519.0	48,486.2	-	48,486.2
Contingencies	393,499.9	4,564.1	398,064.0	(17,220.5)	380,843.5

(Million Baht)

	Consolidated December 31, 2002				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Total assets	749,056.4	26,111.9	775,168.3	(14,386.2)	760,782.1
Interbank and money market items - net (assets)	89,581.0	5,259.3	94,840.3	-	94,840.3
Investments - net	144,963.2	19,900.8	164,864.0	-	164,864.0
Loans	505,259.4	943.5	506,202.9	-	506,202.9
Deposits	651,314.8	78.3	651,393.1	-	651,393.1
Interbank and money market items (liabilities)	5,693.4	-	5,693.4	-	5,693.4
Borrowings	39,967.2	8,588.8	48,556.0	-	48,556.0
Contingencies	395,106.2	20,673.4	415,779.6	(17,564.9)	398,214.7

(Million Baht)

	The Bank				
	March 31, 2003				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Total assets	763,603.8	26,078.3	789,682.1	(14,878.5)	774,803.6
Interbank and money market items - net (assets)	114,202.1	6,277.0	120,479.1	-	120,479.1
Investments - net	128,112.7	19,042.0	147,154.7	-	147,154.7
Loans	493,108.5	935.8	494,044.3	-	494,044.3
Deposits	665,417.8	77.9	665,495.7	-	665,495.7
Interbank and money market items (liabilities)	4,726.4	-	4,726.4	-	4,726.4
Borrowings	39,967.2	8,519.0	48,486.2	-	48,486.2
Contingencies	393,453.4	4,564.1	398,017.5	(17,220.5)	380,797.0

(Million Baht)

	The Bank				
	December 31, 2002				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Total assets	748,976.5	26,111.9	775,088.4	(14,386.2)	760,702.2
Interbank and money market items - net (assets)	89,513.8	5,259.3	94,773.1	-	94,773.1
Investments - net	138,867.9	19,900.8	158,768.7	-	158,768.7
Loans	495,581.6	943.5	496,525.1	-	496,525.1
Deposits	651,921.8	78.3	652,000.1	-	652,000.1
Interbank and money market items (liabilities)	5,693.4	-	5,693.4	-	5,693.4
Borrowings	39,967.2	8,588.8	48,556.0	-	48,556.0
Contingencies	395,106.2	20,673.4	415,779.6	(17,564.9)	398,214.7

2. Results of Operations Classified by Types of Business

(Million Baht)

	Consolidated				
	For the Three-Month Period Ended March 31, 2003				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	8,247.7	174.0	8,421.7	(97.3)	8,324.4
Interest expense	3,621.9	276.2	3,898.1	(97.3)	3,800.8
Net income (expense) from interest and dividend	4,625.8	(102.2)	4,523.6	-	4,523.6
Non-interest income	2,281.9	342.1	2,624.0	-	2,624.0
Non-interest expense	4,461.8	33.0	4,494.8	-	4,494.8
Income before income tax	2,445.9	206.9	2,652.8	-	2,652.8

(Million Baht)

	Consolidated				
	For the Three-Month Period Ended March 31, 2002				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	9,092.9	263.5	9,356.4	(140.8)	9,215.6
Interest expense	4,371.6	383.9	4,755.5	(140.8)	4,614.7
Net income (expense) from interest and dividend	4,721.3	(120.4)	4,600.9	-	4,600.9
Non-interest income	2,077.8	176.7	2,254.5	(0.6)	2,253.9
Non-interest expense	4,936.1	(7.7)	4,928.4	(0.6)	4,927.8
Income before income tax	1,863.0	64.0	1,927.0	-	1,927.0

(Million Baht)

	The Bank				
	For the Three-Month Period Ended March 31, 2003				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	7,773.0	174.0	7,947.0	(97.3)	7,849.7
Interest expense	3,618.3	276.2	3,894.5	(97.3)	3,797.2
Net income (expense) from interest and dividend	4,154.7	(102.2)	4,052.5	-	4,052.5
Non-interest income	2,405.0	342.1	2,747.1	-	2,747.1
Non-interest expense	4,129.9	33.0	4,162.9	-	4,162.9
Income before income tax	2,429.8	206.9	2,636.7	-	2,636.7

(Million Baht)

	The Bank				
	For the Three-Month Period Ended March 31, 2002				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	8,541.8	263.5	8,805.3	(140.8)	8,664.5
Interest expense	4,371.5	383.9	4,755.4	(140.8)	4,614.6
Net income(expense) from interest and dividend	4,170.3	(120.4)	4,049.9	-	4,049.9
Non-interest income	2,057.8	176.7	2,234.5	(0.6)	2,233.9
Non-interest expense	4,381.1	(7.7)	4,373.4	(0.6)	4,372.8
Income before income tax	1,847.0	64.0	1,911.0	-	1,911.0

5. Reclassification of Accounts

Certain accounts in the financial statements for the three-month period ended March 31, 2002 have been reclassified to conform with the presentation in the financial statements for the three-month period ended March 31, 2003.

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



Management Discussion and Analysis (MD&A)

For the quarter ended March 31, 2003

Content

1. Overview

1.1 Economic Overview and Regulatory Changes

Outlook for the Thai Economy

- **Thai Economy in the First Quarter of 2003**

For the first quarter of 2003, Thailand's GDP is expected to grow around 6.30 percent, compared to 6.10 percent in the fourth quarter of 2002. The rise in the growth rate was due to high export growth and trade surplus. Inventory building overseas ahead of the US-led war on Iraq helped push Thailand's exports up 21.00 percent, while imports soared 19.20 percent. Consequently, the trade surplus in the first quarter was recorded at USD1,096 million, rising from USD696 million in the same period of last year.

Despite continued economic growth led by favorable export performance, private investment was cooling down during the first quarter on the heightened Middle-East tension and higher oil prices. In the first quarter of 2003, global oil prices surged 43.00 percent over the same period of last year, while the average inflation rate stood at 1.90 percent, compared to 0.70 percent in 2002. Consequently, commercial banks' excess liquidity remained high, which led to the reduction of deposit and lending rates by 0.25-0.75 percent in early March.

Regulatory Changes

- ***Modification of the Definition of Non-Performing Loans***

On January 16, 2003, the Bank of Thailand issued directive BOT.FPG.(22) C.7/2546 regarding the redefinition of non-performing loans and preparation of reports required to be submitted by commercial banks. According to this directive, commercial banks are instructed to record written-off doubtful debts that have been fully provisioned at 100 percent as non-performing loans. In so doing, both the total amount of NPLs and the ratio of NPLs to total loans reported by commercial banks will be shown to increase.

- **Changes in Loan Classification Criteria**

On March 4, 2003, the Bank of Thailand issued directive BOT.FPG.(21) C.32/2546, concerning the sending of notification of the BoT on February 28, 2003, regarding worthless or irrecoverable assets of commercial banks, as well as doubtful assets that may be worthless or irrecoverable. This directive instructs commercial banks to record back on their books any written-off doubtful debts that have been fully provisioned at 100 percent. However, as the Bank has already added back these fully provisioned doubtful debts onto its accounting for the period ending December 31, 2002, this directive will not affect the Bank's performance in the first quarter of 2003.

- **Changes in Credit Card Business Regulations**

On November 12, 2002, the Bank of Thailand issued directive BOT.FPG.(21) C.207/2545 regarding credit card businesses, effective January 12, 2003. This directive tightens the minimum income requirement and states that interests, penalties, fees, and other service charges on unpaid debts collected by commercial banks shall not exceed 18.00 percent per annum of the aggregate amount. In addition, fees and costs on the aggregate amount shall not exceed 3.00 percent per annum of the amount of cash withdrawn through the credit card, also effective January 12, 2003. Later on January 7, 2003, the BoT issued another directive, BOT.FPG.(22)C.49/2546, concerning rules, procedures and conditions on credit card business operations of commercial banks. The directive also clarifies limitation on service fees or penalties incurred in debt collection, stated in the BoT directive BOT.FPG.(21)C.207/2545, dated November 12, 2002. On February 25, 2003, the BoT issued directive BOT.FPG. (21)535/2546 clarifying the qualifications of cardholders in accordance with the rules, procedures and conditions for undertaking credit card business by commercial banks, including renewals of cards of existing cardholders.

As the Bank's interest charged has remained below the BoT's 18.00 percent ceiling, the impact of these three directives on the Bank's current interest income is likely to be small. However, in order to have fee collection documents that meet the BoT's requirements, the Bank had to improve its debt collection system, thereby raising its operational costs.

- **Changes in Credit Information Business Regulations**

On March 14, 2003, the Credit Information Business Operations Act, B.E.2545 came into effect and led to an operational change in credit data usage. Prior to this Act, credit underwriting procedures were based on the Bank's internal data, which was used for credit analysis of each customer, and information was exchanged between banks and between members of groups, such as the Thai Bankers Association and the Credit Cards Club. The Credit Information Business Operations Act establishes standards and procedures for submitting, using, and disclosing credit data, including the operations of credit information business. The Act also focuses on the protection of personal rights of data owners, as it requires that all information must be submitted to credit bureaus by subscribers, so that banks can have access to such information of other subscribers, but only with consumers' consent in writing.

In principle, not only will this Act benefit customers, it will also offer many advantages to subscribers, which includes improving the quality of customers' information, reducing problems related to overlapping credit extension, and cutting down potential non-performing loans. However, the effectiveness and benefit of the Act are dependent to the cooperation among subscribers. Moreover, as this Act imposes severe penalties on subscribers for violations of the rules -- such as the failure to submit the information of all customers to credit bureaus, to provide accurate information, and to notify/obtain approvals to/from customers in submitting/using information to/from credit bureaus -- the cost of operating credit will inevitably be driven higher.

1.2 Direction of Business Operations

During the first quarter of 2003, KASIKORNBANK improved business operations continually by using the Balance Scorecard concept as a tool to achieve its

visions and targets with efficiency and flexibility. Operational performance is reported, analyzed, and adjusted where necessary to reflect the changing business environment. To enhance opportunities and potential growth, the Bank also continues to pursue the eight strategic programs implemented since 2000. These programs will be used as guidelines to develop additional strategic programs in the future.

The Bank acknowledges that good corporate governance is a key element to sustainable growth in the performance of the Bank, and is central to achieving the Bank's primary objective of maximizing shareholder value, while conducting transparent and fair business affairs. During the first quarter of 2003, the Bank improved guidelines for good corporate governance practices in the President's evaluation program, which will be conducted by the Board of Directors and the President himself. The program will be documented in writing and will follow the same good corporate governance practices used by other leading international organizations. In addition, according to the Board of Directors Meeting No 3/2003, on April 3, 2003, the Board agreed to upgrade the Internal Risk Management Sub-committee to the Risk Management Committee, and revised its regulations to be in line with the BoT practices regarding the structure of the Board of Directors to encourage good governance in commercial bank operations. The Bank regularly participates in good governance programs organized by the authorities, particularly those relating to management evaluations like "Board of the Year 2002" Program. In fact, the Bank was among the eight listed companies that received the "2002 Board of the Year Awards", a program which was organized with the collaboration of the government and private organizations.

2. Operating Performance and Financial Position Analysis

2.1 Operating Performance

For the first quarter of 2003, the Bank's consolidated net income totaled Baht 2,648 million, increasing by Baht 1,687 million or 175.50 percent over the fourth quarter of 2002. This was primarily achieved through an increase in non-interest income of Baht 1,260 million, which was partly due to an increase in gains on investments of Baht 1,000 million. This quarter-on-quarter increase was also due to a decline in non-interest expenses of Baht 550 million, following a decrease in losses from impairment of foreclosed properties of Baht 459 million.

Compared to the first quarter of 2002, the Bank's consolidated net income increased by Baht 725 million, or 37.72 percent. This was attributable to an increase in non-interest income of Baht 370 million, an increase in gains on exchange of Baht 312 million, and an increase in gains on investments of Baht 64 million. Also contributing to the year-on-year increase in the Bank's consolidated net income was a drop in non-interest expenses of Baht 499 million, due to the Bank's higher-than-usual operational costs in the previous year, following the implementation of various strategic programs.

❑ Net income from interest and dividend

For the first quarter of 2003, the Bank's consolidated net income from interest and dividends were Baht 4,524 million, decreasing by Baht 272 million or 5.67 percent over the fourth quarter of the previous year. This was due to interest rate cuts in the first quarter, which resulted in declines in interest and dividend income of Baht 414 million and interest expenses of Baht 143 million.

Compared to the same period in the previous year, interest and dividend income decreased by Baht 77 million, following the interest rate cuts.

❑ Normalized provisions

The Bank has targeted normalized provisioning of 0.50 percent of total loans, including both performing and non-performing loans. Normalized provisioning will be gradually accumulated on a quarterly basis starting from the quarter ending June 30, 2002.

For the first quarter of 2003, the Bank set up normalized provisions of Baht 200 million, resulting in an accumulated amount of Baht 1,000 million as of end of March 2003.

❑ Non-interest income

For the first quarter of 2003, the Bank's consolidated non-interest income was Baht 2,624 million, increasing by Baht 1,260 million or 92.32 percent over the fourth quarter of 2002. The increase was due to profits from sale of bonds and investments

in securities managed by liquidity management corporations, together with an increase in gains in investments amounting to Baht 1,000 million, following a decrease in Ploy AMC' loss of Baht 90 million, compared to the loss of Baht 880 million in the fourth quarter of 2002. In addition, gains on exchange increased by Baht 293 million, partly due to realized profit from closing foreign branches.

Compared to the same period in the previous year, the Bank's consolidated non-interest income increased by Baht 370 million or 16.42 percent. The rise was attributable to an increase of Baht 312 million in gains on exchange, partly due to realized profit from closing foreign branches, and an increased by Baht 64 million in gains on investments.

❑ Non-interest expenses

The Bank's consolidated non-interest expenses in the first quarter of 2003 were Baht 4,180 million, dropping by a total of Baht 550 million or 11.63 percent over the fourth quarter of 2002. The decrease from the previous quarter was due to a decrease in losses from impairment of foreclosed properties, as there was less transferred items during the first quarter. Also helping to reduce non-interest expenses was an early retirement program during the last quarter of 2002. In effect, 561 employees participated in the program and helped reduce employee-related costs.

As for the year-on-year aspect, the Bank's consolidated non-interest expenses in the first quarter of 2003 decreased by Baht 499 million or 10.67 percent from the same period in the previous year. This was due to the comparison to the high base in the previous year, as during the first quarter of 2002, the Bank had implemented many new strategic programs, leading to the higher-than-usual operational costs.

Operating Performance

(Million Baht)

	Q1-2003	Q4-2002	Q1-2002
Income from interest and dividend	8,324	8,739	9,216
Interest expenses	3,800	3,943	4,615
Net income from interest and dividend	4,524	4,796	4,601
Bad debt and doubtful accounts (reversal)	(3,437)	(1,777)	(1,226)
Loss on debt restructuring	3,553	2,068	1,474
Normalized provisions	200	200	0
Non-interest income	2,624	1,364	2,254
Non-interest expenses	4,179	4,730	4,679
Income tax expense	(1)	(27)	(0.3)
Minority interests in net income	(6)	(5)	(5)
Net Income	**2,648**	**961**	**1,923**

2.2 Financial Position Analysis

❑ Assets

Total consolidated assets of the Bank, as of March 31, 2003 were Baht 776,168 million, increasing by Baht 15,386 million or 2.02 percent from the end of 2002, but decreasing by Baht 6,975 million or 0.89 percent from the same period in the previous year. The items having significant changes are as follows:

- Interbank and money market items, as of March 31, 2003 totaled Baht 120,700 million, increasing by Baht 25,860 million or 27.27 percent from the end of 2002. The increase was due to the Bank's increased excess liquidity, which was later deposited abroad.
- Investments in securities, as of March 31, 2003, stood at Baht 151,901 million, decreasing by Baht 12,963 million or 7.86 percent from the end of 2002, as part of its government bonds came due.
- Loans, as of March 31, 2003 were at Baht 505,558 million, declining by Baht 645 million or 0.13 percent from the end of 2002, due to the writing off of bad loans from debt restructuring and legal execution.

❑ Liabilities and Shareholders' Equity

Total consolidated liabilities of the Bank, as of March 31, 2003 were Baht 738,313 million, increasing by Baht 12,976 million or 1.79 percent from the end of 2002, but decreasing by Baht 16,460 million or 2.18 percent from the same period in the previous year. The liabilities that changed significantly were deposits, which rose by Baht 13,780 million or 2.12 percent from the end of 2002. The increased deposits was mainly in savings accounts.

Total shareholders' equity as of March 31, 2003 was Baht 37,855 million, increasing by Baht 2,409 million or 6.80 percent from the end of 2002. This was due to a decrease in retained losses of Baht 2,674 million. Compared to the same period in the previous year, total shareholders' equity increased by Baht 9,485 million or 33.43 percent

Financial Position

(Million Baht)

	Mar 31, 2003	Dec 31, 2002	Mar 31, 2002
Assets	776,168	760,782	783,142
Liabilities and Shareholders' Equity			
- Total liabilities	738,313	725,337	754,773
- Total shareholders' equity	37,855	35,445	28,369
Total Liabilities and Shareholders' Equity	**776,168**	**760,782**	**783,142**

Investments

The Bank and its subsidiaries' investments have net investment in securities, consisting mainly of available-for-sale, debt instruments held to maturity, and investment in subsidiaries and associated companies. An impairment review for investments is carried out when there is a factor indicating that investment might be impaired. As of March 31, 2003, and December 31, 2002, investments in securities classified by type are as follows:

(Million Baht)

Type of Investments	Mar 31, 2003	%	Dec 31, 2002	%	Mar 31, 2002	%
Debt Instruments	**135,800**	**89.40%**	**148,145**	**89.86%**	**114,921**	**84.45%**
Government and State Enterprise Securities						
• Trading Investments	6,407	4.22%	6,988	4.24%	3,829	2.81%
• Available-for-sale Investments	56,723	37.34%	55,787	33.84%	50,997	37.48%
• Held-to-maturity Investments	34,473	22.69%	48,881	27.83%	32,680	24.02%
Private Enterprise Debt Instruments						
• Trading Investments	80	0.05%	-	-	11	0.01%
• Available-for-sale Investments	5,338	3.51%	5,862	3.56%	3,660	2.69%
- Held-to-maturity Investments	425	0.28%	425	0.26%	349	0.26%
Foreign Debt Instruments						
- Available-for-sale Investments	17,475	11.50%	19,175	11.63%	13,117	9.64%
- Held-to-maturity Investments	14,879	9.80%	14,027	8.51%	10,278	7.55%
Equity Securities	**15,950**	**10.50%**	**16,719**	**10.14%**	**20,823**	**15.30%**
Available-for-sale Investments	1,698	1.12%	2,033	1.23%	2,335	1.72%
General Investments	13,013	8.57%	13,406	8.13%	17,048	12.53%
Investments in Subsidiary and Associated Companies	1,239	0.82%	1,280	0.78%	1,440	1.06%
Other	**151**	**0.10%**	**-**	**-**	**332**	**0.25%**
Total Investments – Net	**151,901**	**100.00%**	**164,864**	**100.00%**	**136,076**	**100.00%**

Capital Investments

For the first quarter, most capital investments were for investments in information technology (IT), which were undertaken as part of the Bank's strategic plans to improve its database and migrate to a new IT platform.

Liquidity

Cash and Cash equivalents, according to the Bank's consolidated financial statement at the end of March 2003 totaled Baht 9,104 million, down by Baht 1,048 million due to the following activities:

- Net Cash from operating activities totaled Baht 11,899 million, as a result of changes in key operating assets and liabilities. Interbank and money market items, deposits, and loans increased by Baht 25,836, 13,780 and 3,915 million, respectively. However, securities purchased under resale agreements showed a drop of Baht 94 million, respectively.
- Net Cash used in investment activities totaled Baht 11,286 million, comprising cash received from disposal of available-for-sale investments totaled Baht

8,401 million, redemption of debt instruments held to maturity totaled Baht 19,676 million, and cash payment for available-for-sale investments totaled Baht 7,317 million.

- Net Cash used in financial activities totaled Baht 47 million.

2.3 Capital Requirements

❑ Capital Funds

As of March 31, 2003, the Bank and its subsidiaries had a capital base of Baht 69,012 million, comprising tier-1 capital totaling Baht 42,970 million and tier-2 capital totaling Baht 26,042 million. The capital adequacy ratio of the Bank and its asset management companies equaled 13.28 percent, above the Bank of Thailand's minimum requirement of 8.50 percent. Details are as follows:

Capital Adequacy Ratios*

	Mar 31, 03	Dec 31, 02	Sep 30, 02	Jun 30, 02	Mar 31, 02
Tier-1 Capital	8.27 %**	8.44%	8.48%	7.58%	7.38%
Tier-2 Capital	5.01 %	5.90%	5.84%	5.63%	5.55%
Total Capital Requirements	13.28 %**	14.34%	14.32%	13.21%	12.93%

Note: * These ratios do not include net profit of each accounting period. According to the BoT's regulations, first period net profit shall be included in capital, after approval by the Board of Directors as per Bank's regulations. As for second period net profit, it shall be included in capital after approval by the General Meeting of Shareholders. However, in the case of net loss, the loss must be deducted from capital immediately.

** Should first quarter net profit, as of end of March 31, 2003, and half-year net profit, as of end of December 31, 2002 be included, the capital adequacy ratio of tier-1 capital and the capital adequacy ratio of total capital requirements would equal 9.32 and 14.33 percent, respectively.

3. Operations of Business Groups

3.1 Business Overview

KASIKORNBANK's operations are divided into three main groups: the Corporate Business Group, Retail Business Group, and Treasury Group. During the first quarter of 2003, the uncertainties of the overall economic recovery and situations overseas have, to some extent, affected the Bank's performance. However, each group has adopted individual strategies to mitigate problems, while speeding up operations according to set plans and targets.

3.2 Corporate Business Group

The Corporate Business Group provides services to customers with sales volumes over Baht 50 million. To enhance the efficiency of product presentation and financial service, the Corporate Business Group divides its customers into 3 segments: large corporate, medium corporate, and small corporate segments. The main products of the group include loans, trade finance, cash management services, foreign exchange, corporate finance, and securities services.

❑ **Changes in Operating Environment**

During the first quarter of 2003, external uncertainties and increased global oil prices have raised the private sector's operating costs, which in turn, has dampened credit demand. Also contributing to low corporate loan demand were excess capacity in some sectors and low market interest rates that led some large corporate businesses to switch to alternative financing channels, such as debt issuance. Under these aforementioned circumstances and increased economic uncertainties, commercial banks have remained cautious, focusing on increasing their market shares of qualified customers through pricing and various marketing strategies. This further intensified the competition among banks.

❑ **Business Operations in the First Quarter**

During the first quarter of 2003, the Bank continued to follow the previous year's strategy to help counter uncertainties and fierce competition. For domestic credit, trade finance, and foreign exchange, and securities services, the strategy has been to retain existing customers, especially those having constant growth and sound credit records. The Bank has also gained new customers through the introduction of a new range of products, as well as full-range services with better quality. Moreover, the Bank has employed technology and electronic channels to expedite services and lower operational costs of its products such as trade finance and cash management . Corporate Business strategy also included the continued implementation of the Risk-adjusted Return on Capital (RAROC) system for large corporate customers and improvements in service allocations in order to better reach medium and small

corporate customers. The Bank has also emphasized customer relationships through the Bank image's and the use of well-trained staff.

3.3 Retail Business Group

The Retail Business Group is responsible for developing and supervising customer relationships with retail business and individual customers. Based on monthly sales or income, customers are divided into 4 groups: owner-operators, platinum customers, middle income, and transactors. To meet demands of each customer group, Retail Business offers a wide range of products, including retail business lending, consumer loans, credit cards, as well as deposit and fee-based products. The service and sales channels used are branch service, direct sales force, customer service centers, and electronic channels.

❑ **Changes in Business Environment**

During the first quarter of 2003, retail business lending was slow, due to an increase in global oil prices and concerns about the US-led war in Iraq. In addition, state-owned banks' strong pricing competition and aggressive lending policies limited new credit expansion, especially of large private commercial banks. The Bank's interest income was also affected by the BoT's new regulations concerning the repurchase of promissory notes of some businesses.

Amid fierce pricing competition and intense marketing campaigns, consumer loans continued to grow. The loans showing consistent growth included housing finance loans and other consumer loans, both secured and unsecured.

As for credit card products, during the first quarter of 2003, the government's tourism stimulus policy and the issuance of new regulations from Visa International, together with an increase in the number of credit card providers have heightened the competition for card-accepting stores. Various sales promotions were introduced such as a joint sales promotion between the Bank and card-accepting stores, a competitive pricing scheme, and electronic services to these stores. In addition, the BoT's credit card business regulations, effective in the fourth quarter of 2002, have reduced competitive price advantages of existing card providers, thereby calling for adjustments in marketing strategy ranging from pricing competition to product differentiation. Due to these new BoT credit card business regulations, credit card business may experience a slower growth in 2003 than in 2002.

As for deposit products, the Bank's deposits increased in line with an increase in the total deposits in the banking system. An increase in passbook savings deposits and 1 to 3 year fixed deposits was due to the switch from 3 to 6 month fixed deposits, following the interest rate cuts in March.

❑ **Business Operations in the First Quarter**

In the first quarter of 2003, the Bank expanded the Customer Relationship Management Program (CRM) to those upcountry provinces with high potential. Active strategies included establishing Business & Professional Customer Units, extending cash deposit machine operating hours, and other new services such as merchandise and service payments through cash deposit machines.

As for credit card operations, in order to increase the Bank's share of card-accepting stores, the Bank has offered various privileges and organized marketing

campaigns in cooperation with stores. Retail Business has also increased service centers outside Bangkok and cooperated with the Corporate Business Group to provide the one-stop service to upscale stores. Despite the Bank's mid-range interest rates, the Group continues to expand the Bank's market share by the use of a dynamic sales force and new product launching in cooperation with business allies such as corporate businesses and state-enterprise unions. Retail Business has also used various marketing campaigns to promote a sustained credit card spending, while upgrading the qualification criteria of cardholders to be in line with the BoT's new regulations.

As for deposit products and fee-based income, on February 20, 2003, the Bank added a 36-month fixed deposit into its deposit products, aiming to adjust its deposit and liability structures in order to better reflect the current economic situation., The Bank also cut its deposit rates on March 5 and March 10, 2003, following the excess liquidity in the banking system and rate cuts by other commercial banks.

3.4 Treasury Group

The Treasury Group's responsibilities include asset and liability management and trading of foreign currencies, equities, and derivatives. The goal is to manage investment to achieve maximum benefit within appropriate risk and in line with the Bank's policies and the governing authority's rules and regulations. The Group's tasks include liquidity management in order to be in line with the Bank's policies, as well as to be consistent with the BoT requirements. The Group also increases investments for trading purposes, which involve short-term investments, to enhance the Bank's profitability, while providing service to customers such as foreign exchange transactions and domestic capital market transactions, primarily involving fixed-income instruments.

❑ **Changes in Business Environment**

During the first quarter of 2003, the Bank's liquidity dropped slightly from the same period of the previous year. At the same time, interest income moved lower, following the downward trend of domestic and overseas interest rates.

❑ **Business Operations in the First Quarter**

As Treasury business transactions were capped by the downward direction of interest rates, the investment strategy during the first quarter of 2003 continued to focus on investments that yielded maximum benefit within acceptable risk levels. To create new alternatives for investment and risk management, the Treasury group is now in the process of developing derivative instruments in cooperation with the Corporate Business Group. The bank has also established private repurchase transactions in cooperation with other financial institutions and bilateral repurchase transactions with the BoT. The private and bilateral repurchase markets are expected to replace the current repurchase market where the BoT acts as a matchmaker for lenders and borrowers.

As for capital market investments, the Bank continues to follow the existing strategy of not expanding investments in equities and reducing portfolios when the opportunity arises. For fixed income securities, the strategy is to adjust investment scale in line with the current market situations.

❑ Operating Performance

For the first quarter of 2003, total investments of the Treasury Group stood at Baht 270,500 million. These investments have generated Baht 1,787 million in interest and dividend income, and Baht 753 million in non-interest income. This total income of Baht 2,540 million can be further divided into types of transactions, as follows:

(Million Baht)

Type of Transaction	Interest Income	Non-interest Income	Total Income
Money Market	580	346	926
Capital Market	1,207	407	1,614
Total	1,787	753	2,540

Interest income comes primarily from foreign currency deposits and investments in the capital market. For the first quarter, interest income decreased by 1.49 percent from the fourth quarter of the previous year, and 21.89 percent from the same period in the previous year, due to continuously declined market returns.

Non-interest income arises from activity in both the money and capital markets. For the first quarter, non-interest income increased by 25.18 percent over the fourth quarter of the previous year, and 171.33 percent over the same period in the previous year, due to an increase in gains from exchange.

4. Risk Management and Risk Factors[1]

4.1 Overall Risk Management

In order to maximize sustainable returns to shareholders, the Bank has developed a risk management framework under the supervision of the Board of Directors, the Audit Committee, the Risk Management Committee, the Asset-Liabilities Management Subcommittees, and the Credit Policy Committee. Day-to-day responsibility for measuring and monitoring all related risk incurred by the Bank has been delegated to the Internal Risk Management Department. This department is accountable for developing sophisticated risk management tools to convert all related risk into a single comparable term of capital. This concept enables the Bank to estimate and control the magnitude of various types of risks, set pricing that reflects the risk level of different customers and businesses, and allocate capital in the way that properly reflects returns and risk levels.

4.2 Risk Management

❑ Credit Risk Management

- **Outstanding Loans**

As of end of March 31, 2003, the Bank's consolidated outstanding loans stood at Baht 505,558 million, decreasing by a marginal 0.13 percent over the amount of Baht 506,203 million at the end of 2002. The decrease was due to the writing off of bad loans from debt restructuring and legal execution, which overshadowed an increase in net new loan extension.

At the end the first quarter of 2003, 50.23 percent of the Bank's outstanding loans to customers were less than Baht 20 million. Credit extended to the 20 largest borrowers, excluding Phethai and Ploy Asset Management Company, accounted for Baht 31,435 million or 6.36 percent of the Bank's total loans portfolio. In the breakdown of loans by customer type, business entities accounted for Baht 285,202 million or 57.73 percent of outstanding loans, while individual borrowing accounted for the remaining 42.27 percent. In terms of maturity date, credit aging less than 1 year accounted for 68.51 percent of the Bank's total loans.

[1] The details of the overall Risk Management framework, Market Risk Management, Operational Risk Management, the Performance Evaluation in the form of Risk-adjusted Return on Capital (RAROC), and Economic Profit for shareholders can be obtained from the MD&A report for the year ended December 31, 2002.

Consolidated Lending Portfolio - Profile



Credit amount
As of March 31, 2003
As of December 31, 2002
Less than 20 MB
Over 20 MB
50.25
49.75
Type of customer
As of March 31, 2003
As of December 31, 2002
Business entities
Individual
58.06
41.94
Credit maturity
As of March 31, 2003
As of December 31, 2002
Less than 1 yr.
Over 1 yr.
31.49
68.89
0
20%
40%
60%
80%
100%

The Bank's consolidated lending portfolio as of end of March 31, 2003 and end of 2002 were as follows:

Consolidated Lending Portfolio



As of March 31, 2003
Other
5.68 %
Agricultural & Mining
3.28 %
Housing Loan
10.00 %
Utilities & Services
12.28 %
Real Estate &
Construction
8.23 %
Manufacturing & Commerce
60.53 %
As of December 31, 2002
Other
7.41 %
Agricultural & Mining
3.33 %
Housing Loan
8.34 %
Utilities & Services
12.49 %
Real Estate &
Construction
8.46 %
Manufacturing & Commerce
59.97 %

The Bank monitors its loan performance on a monthly basis, in the aspect of overall performance and each business group performance, particularly the lending activities of the Corporate and Retail Business Groups. Normally, the Bank revises lending targets around the end of June to reflect changes in economic circumstances, the Bank's credit strategy and BoT regulations.

- **Non-performing Loans**

As of March 31, 2003, the Bank's NPLs (using the BoT's new definition according to the BoT's Notification dated January 16, 2003) stood at Baht 91,172 million, accounting for 18.38 percent of the total outstanding credit (including financial institutions). The amount dropped from Baht 92,482 million in the fourth

quarter of 2002 and Baht 107,114 million in the same period in the previous year, accounting for 18.46 and 21.32 percent of the total outstanding credit (including financial institutions), respectively. The Bank's NPLs in the past five quarters (with historical NPLs restated in accordance with the BoT's new definition for comparison purposes) are shown in the table below.

(Million Baht)

Quarter ended	Mar 31, 2003	Dec 31, 2002	Sept 30, 2002	June 30, 2002	Mar 31, 2002
NPLs at ending of the quarter	91,172	92,482	99,341	108,472	107,114
Percent of total outstanding credit (including financial institution)	18.38%	18.46%	20.08%	21.75%	21.32%

Despite a drop in the Bank's NPLs from the previous quarter, it is worth noting that the NPLs of Thai commercial banks continued to rise. As of end of March 2003, this item totaled Baht 718,421 million, accounting for 16.74 percent of total outstanding credit (including financial institution), increasing from Baht 698,825 million at the end of 2002 or 16.47 percent of total outstanding credit (including financial institution). Therefore, the issue regarding NPLs remains to be seen, especially as the economy may slow during the rest of 2003.

In the first quarter, the Bank entered into debt restructuring agreements with borrowers totaling Baht 17,603 million of pre-written-off outstanding credit, increasing over the previous quarter, but remaining close to the level in the first quarter of 2002. The details of debt restructuring, losses from debt restructuring, and assets owned through debt restructuring compared to the last four quarters are shown in the following table.

(Million Baht)

Quarter ended	Mar 31, 2003	Dec 31, 2002	Sept 30, 2002	June 30, 2002	Mar 31, 2002
Debt restructuring	17,603	13,117	10,597	12,677	17,647
Losses from debt restructuring	3,623	1,959	717	710	1,255

- **Allowance for Doubtful Accounts**

As of March 31, 2003, the Bank's allowances for doubtful accounts stood at Baht 55,554 million or 11.2 percent of total outstanding credit, which was equivalent to 151.5 percent of the level required by the BoT. The percentage of allowances for doubtful accounts to outstanding NPLs was 60.93 percent, decreasing by Baht 3,459 million from the previous quarter. Current allowances are believed to be adequate to absorb potential losses from debt restructuring, relapses of performing restructured loans, the depreciation in collateral value, as well as losses on debt restructuring on borrowers whose accounts the Bank has transferred to the Thai Asset Management Corporation. The Bank's allowances for doubtful accounts in the past five quarters are shown in the table below.

(Million Baht)

Quarter ended	Mar 31, 2003	Dec 31, 2002	Sept 30, 2002	June 30, 2002	Mar 31, 2002
Allowance for doubtful accounts	55,554	59,013	61,057	61,462	61,987
Percent of total outstanding credit	11.20%	11.78%	12.34%	12.32%	12.34%
Percent of NPLs	60.93%	63.81%	61.46%	56.66%	57.87%

Note: For comparison purposes, the allowances for doubtful accounts of the quarter ended March 31, 2002, June 30, 2002, and September 30, 2002 were reinstated in accordance with the BoT's new definition of NPLs, by adding back the amount of written-off doubtful loans and allowance for doubtful loans.

- **Foreclosed Properties**

As of March 31, 2003, the Bank's foreclosed properties book value was Baht 14,599 million, accounting for 1.88 percent of the Bank's total assets. This amount dropped from the fourth quarter in 2002 and from the same period in the previous year, due to an increase in sales of foreclosed properties. The Bank's foreclosed properties over the past five quarters and the composition of its portfolio are shown below.

(Million Baht)

Quarter ended	Mar 31, 2003	Dec 31, 2002	Sept 30, 2002	June 30, 2002	Mar 31, 2002
Foreclosed properties at end of the quarter	14,599	15,103	14,866	15,151	15,419
Percent of the Bank's total assets	1.88%	1.99%	1.94%	1.92%	1.97%
Allowances for impairment of foreclosed properties	3,705	4,034	3,770	3,822	3,909
Percent of foreclosed properties	25.38%	26.71%	25.36%	25.23%	25.35%
Foreclosed properties sold	1,109	733	612	635	395
Losses from sales of foreclosed properties	(296)	(104)	(104)	(108)	(36)
Percent of foreclosed properties sold	26.66%	14.22%	16.94%	17.03%	8.98%

As of March 31, 2003, allowances for impairment of foreclosed properties stood at Baht 3,705 million, accounting for 25.38 percent of the book value of foreclosed properties. This ratio dropped from 26.71 percent in the previous quarter, due to losses from sales of some high-value foreclosed properties. However, the ratio was close to the ratio in the first quarter of 2002. Current allowances are believed to be sufficient to cover holding, maintenance and disposal expenses, as well as losses on the liquidation of foreclosed properties.

- **Phethai Asset Management Company Limited, and Ploy Asset Management Company Limited**

As of March 31, 2003, Phethai AMC had resolved and/or restructured NPLs amounting to Baht 28,362 million, or 43.80 percent of the total initial unpaid principal balance, with an expected recovery rate of 60 percent. Ploy AMC had resolved and/or restructured NPLs totaling Baht 27,055 million or 65.68 percent of the total initial unpaid principal balance, with an expected recovery rate of 76 percent. The details of the NPL resolving and/or restructuring in the past five quarters are shown in the table below.

(Million Baht)

Quarter ended	Mar 31, 2003	Dec 31, 2002	Sept 30, 2002	June 30, 2002	Mar 31, 2002
Phethai Asset Management Company Limited					
Cumulative loans resolved/restructured	28,362	27,825	28,109	27,744	26,506
Percent of the total initial unpaid principal balance	43.80%	42.97%	43.41%	42.84%	40.93%
Ploy Asset Management Company Limited					
Cumulative loans resolved/restructured	27,055	26,365	24,637	22,568	22,314
Percent of the total initial unpaid principal balance	65.68%	64.01%	60.00%	55.00%	54.17%

❑ Liquidity Risk Management

Liquidity Risk stems from the Bank's failure to meet obligations when they come due, as the Bank is unable to convert assets into cash or to obtain sufficient funds to meet the cash needs with appropriate costs within limited time periods.

In managing liquidity risk, the Bank has set appropriate levels of liquid assets that should be maintained to sufficiently meet cash needs when the need arises, and in line with the BoT guidelines. As of March 31, 2003, liquid assets held by the Bank and its subsidiaries consisted of Baht 9,104 million in cash, Baht 120,700 million in interbank and money market items, Baht 18,306 million in securities purchased under resale agreements, and Baht 151,901 million in investments in securities (net of foreign securities and general investments). Total liquid assets stood at Baht 300,010 million, up by Baht 12,142 million from the level at December 31, 2002. This was attributable to deposits growing at a faster rate than the growth of loans, partly due to the redemption of promissory notes issued by the Krung Thai Bank for suspended finance companies.

However, compared to the level at the end of March 2002, the Bank's consolidated liquid assets as of March 31, 2003, decreased by Baht 18,422 million. This was due to the withdrawal of deposits to invest in the Government Savings Bonds during September to October 2002.

In addition to setting appropriate levels of liquid assets, the Bank also performs the calculation and analysis of liquidity ratios to measure its liquidity position. An

important liquidity ratio is the Loan to Deposit Ratio, which stood at 76 percent as of March 31, 2003, dropping from 77.71 percent at the end of 2002, but increasing from 69.55 percent at the end of first quarter 2002. The change in this ratio reflected the change in liquidity level, which was due to the aforementioned factors.

Designing an appropriate liability structure is another important approach for Liquidity Risk Management. To diversify risk, the Bank obtains funds from various sources, as well as focusing on the proportion of short-term and long-term funds. The Bank also assesses its future liquidity requirements by estimating its expected cash inflows and outflows based on the current environment, and on the liquidity situation. In addition, the Bank has established a contingency funding plan that outlines processes for dealing with liquidity shortages and identifies sources of funds during crisis.

Other Risk Factors

- **Risks from Guarantees and Avals**

Certain transactions with customers are in the form of guarantees on borrowing or performance, letters of credit, and avals on notes. Such transactions are considered by the Bank as credit loans, which require submission of collateral. Regarding risk control in this area, the Bank uses the same criteria as those used for the Bank's normal credit approval process. At the end of March 2003, the Bank's contingent obligations were Baht 45,854 million, compared to Baht 44,148 million at the end of December 2002.

- **Risks Incurred from Contractual Obligations of Derivative Instruments**

The Bank acts as an intermediary in foreign exchange and derivative instrument markets by making various forward exchange contracts and derivative instrument trading contracts with financial institutions domestically and abroad, as part of the Bank's risk hedging services. The Bank's policy provides that it does not enter into foreign exchange contracts or derivative transactions for speculation without a customer's direct underlying transaction. As of March 31, 2003, the Bank had foreign exchange contracts on the purchase side of Baht 33,212 million, with Baht 181,686 million on the sales side, compared to Baht 48,819 million and Baht 172,535 million, respectively, at the end of the previous quarter. In addition, the Bank had interest rate contracts on the purchase side of Baht 5,015 million and Baht 5,015 million on the sales side, compared to Baht 11,559 million and Baht 11,559 million, respectively, at the end of the previous quarter.

- **Risks Related to Capital Adequacy**

As of March 31, 2003, the Bank's capital adequacy ratio, including the risk assets of Phethai and Ploy AMCs, was at 13.28 percent, which is significantly above the BoT requirement of 8.50 percent. The Bank also followed capital closely, as it could fluctuate with the Bank's operations.

5. Functional Groups

In order to operate efficiently, the Bank has developed several projects to support overall performance. These projects focus on human resources, back office reconfiguration, credit services, and information technology.

❑ Building for Higher Performance-based Effectiveness

Aiming to be a performance based organization, the Bank has adopted a systematic approach, which measures, collects, analyzes, and reviews staff's performance. During the first quarter of 2003, the Bank continued to implement the PRO project (Performance, Reward, and Opportunity), while designing new reward system, which is pending approvals from the Management Committee.

❑ Centralized Back Office Reconfiguration Project

Under the Centralized Back Office Project, some operations previously processed at the Bank's branches and the head office, such as the clearing process, cash management, and deposits & payments will be transferred to processing centers, located at Ratburana, Phaholyothin and Ramkamhaeng. During the first quarter, to be in line with the BoT policy, the Bank has implemented a new clearing process for cross-zone clearing, replacing the destination clearing system (B/C-3D) used previously. In the first phase, this new clearing system was implemented at branches in Bangkok for checks issued by branches located in 22 provinces of the Central region.

In the case that any processing center becomes inoperational, the Bank has established a system that enables operations to be processed at two other processing centers to prevent disruption of services. The Bank has also transferred cash management tasks, such as counting and sorting bills for ATMs, to its subsidiary company Kanpai Co. Ltd., to reduce operational costs.

As for the new project initiated during the first quarter, the Bank is now in the process of considering the operations of regional branches that can also be centralized, as well as selecting proper centralizing models and technology for operations.

❑ Credit Services Unit & Centralized Lending Services Project: CSU/CLS

To centralize all post-approval processes and thus standardize and increase service quality levels, the Credit Services Unit & Centralized Lending Services program, under the Credit Transformation Project (CT), were established. During the first quarter, the Bank added a new contract form into the Document Management System (DMS) in order to reduce the Legal Department's workload. The Bank is continuing to develop Document Management further in its third phase to improve the operational database and overall performance.

In the first quarter of 2003, the Bank automated the process of transferring collateral interest to customers' deposit accounts in order to shorten and reduce the workload in credit operations. This system is used for all customers of the Corporate Business Group and customers in Bangkok and the Metropolitan Area of the Retail

Business Group.

As for the CLS Project, the Credit Control Department has already transferred rights and collateral documents of the Retail Business Group's customers to the CLS unit. The Bank believes that the transferal of all rights and collateral documents from the Credit Control Department will be completed by May of this year. In addition, since March, the CLS unit has received documents of customer groups under the supervision of the Retail Business Department Recovery Network and the Debt Restructuring Department. This transferal of rights and collateral documents helps ensure the completeness of the documents.

In addition, the Bank plans to expand the CSU/CLS concept to upcountry branches. This will be carried out in cooperation with upcountry branches under the name of the CBO Upcountry Project, which is currently undergoing a feasibility study.

To improve the record and documentation system, the Bank has implemented the Document and Collateral Control System (DCS), which covers Credit Approval documents, main contracts, subcontracts, and collateral documents in the form of an image file. This system helps facilitate the Bank's internal search and audit processes, as well as assist BoT's monitoring. It has also shortened the process of document acquisition, thereby fostering accuracy and security of the information, while also reducing operational costs.

❑ IT Security Policy and Implementation

To ensure the security of customers' information, the Bank has developed an IT Security Policy and IT Implementation Project. At present, these programs are in the process of evaluation and upgrade, to be in line with the security procedure.

❑ IT Outsourcing

During the first quarter, the Bank's IT operations were provided by IBM (Thailand) Company Limited. The Bank has developed an operation procedure manual to ensure that IT operations are complying with standards. The Bank has also established the Service Level Agreement (SLA) and contingency plans to be ready in case of problems that could affect the Bank's services.

6. KASIKORNBANK's Investments in Subsidiary and Associated Companies

The Bank's investments in subsidiary and associated companies as of March 31, 2003 are listed in the table below.

Details of Investments

Company Name	Place	Type of Business	No. of Shares Issued	No. of Shares Held	Percentage Held (%)	Type of Shares	First Quarter 2003 Operating Performance (Baht)
Investment in Asset Management Company							
1.Phethai Asset Management Co., Ltd.(Formerly Thonburi Asset Management Co.,Ltd.) Tel. 0-2694-5000 Fax. 0-2694-5202	Bangkok	Service	800,000,000	799,999,993	99.99	Ordinary	(19,542,810)
2. Ploy Asset Management Co., Ltd. (Formerly Chanthaburi Asset Management Co.,Ltd.) Tel. 0-2693-2020 Fax. 0-2693-2525	Bangkok	Services	500,000,000	499,999,993	99.99	Ordinary	135,848,271
Investment in Strategic and Supportive Company							
1. Kanpai Co., Ltd. Tel. 0-2270-1261 Fax. 0-2270-1262	Bangkok	Services	200,000	199,993	100.00	Ordinary	1,582,970
2. Progress Plus Co., Ltd. Tel. 0-2270-1272 Fax. 0-2270-1273	Bangkok	Services	230,000	229,993	100.00	Ordinary	3,172,686
3. Kasikorn Factoring Co., Ltd. (Formerly Thai Farmers Heller Factoring Co., Ltd.) Tel. 0-2290-2900 Fax. 0-2275-5165	Bangkok	Factoring	1,600,000	1,599,999	100.00	Ordinary	13,108,621
4. Progress Land And Building Co., Ltd. Tel. 0-2273-3884 Fax. 0-2273-3883	Bangkok	Real Estate Development	20,000,000	19,999,992	99.99	Ordinary	2,886,586
5. KASIKORN Research Center Co., Ltd. (Formerly Thai Farmers Research Center Co., Ltd.) Tel. 0-2273-1874 Fax. 0-2270-1569	Bangkok	Services	100,000	99,993	99.99	Ordinary	1,456,435
6. Progress Facilities Management Co., Ltd. Tel. 0-2273-3289-91 Fax. 0-2273-3292	Bangkok	Services	50,000	49,993	99.99	Ordinary	1,755,296
7. Progress Management Co., Ltd. Tel. 0-2273-3880-2 Fax. 0-2273-3883	Bangkok	Services	60,000	59,993	99.99	Ordinary	312,681
8. Progress Storage Co., Ltd. Tel. 0-2273-3833 Fax. 0-2271-4784	Bangkok	Services	30,000	29,993	99.98	Ordinary	1,471,946
9. Progress Service Co., Ltd. Tel. 0-2273-3293-4 Fax. 0-2273-3292	Bangkok	Services	20,000	19,993	99.97	Ordinary	3,097,520

Company Name	Place	Type of Business	No. of Shares Issued	No. of Shares Held	Percentage Held (%)	Type of Shares	First Quarter 2003 Operating Performance (Baht)
Investment in Asset Management Company							
10. Progress Appraisal Co., Ltd. Tel. 0-2273-3654-6 Fax. 0-2270-1051	Bangkok	Services	5,000	4,992	99.84	Ordinary	4,118,971
11. KASIKORN Asset Management Co., Ltd. (Formerly Thai Farmers Asset Management Co., Ltd.) Tel. 0-2693-2300 Fax. 0-2693-2320	Bangkok	Mutual Fund Management	27,154,274	19,394,156	71.42	Ordinary	19,156,141
12. Progress Software Co., Ltd. Tel. 0-2273-3829-30 Fax. 0-2270-1197	Bangkok	Services	100,000	60,000	60.00	Ordinary	(555,987)
13. Thai Administration Services Co., Ltd. Tel. 0-2670-9494 Fax. 0-2670-9499	Bangkok	Services	10,000,000	5,099,997	51.00	Ordinary	6,679,055
14. Merrill Lynch Phatra Securities Co., Ltd. Tel. 0-2265-1000 Fax. 0-2275-0888	Bangkok	Financial Institution	250,000,000	122,499,993	49.00	Ordinary	33,025,144
15. Processing Center Co., Ltd. Tel. 0-2237-6330-4 Fax. 0-2634-3231	Bangkok	Services	100,000	30,000	30.00	Ordinary	21,573,751
16. N.C.Associate Co., Ltd. Tel 0-2661-5200 Fax 0-2661-4136	Bangkok	Agro-Industry	10,000	2,823	28.23	Ordinary	(18,047)
17. Rural Partner Co., Ltd. Tel 0-2318-3958 Fax 0-2319-5019	Bangkok	Joint Venture	1,000,000	275,000	27.50	Ordinary	704,957
18. Progress Information Co., Ltd. Tel 0-2263-3850 Fax 0-2263-8051	Bangkok	Services	1,000,000	200,000	20.00	Ordinary	(618,796)
19. M Grand Hotel Co., Ltd Tel 0-2617-1949 Fax 0-2617-1940-1	Bangkok	Hotel	100,000,000	20,000,000	20.00	Ordinary	(8,013,172)
20. E.S.Industries Co., Ltd. Tel 0-2516-9124-8 Fax 0-2516-9202	Pathum Thani	Textiles	1,100,000	220,000	20.00	Ordinary	-